SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-

100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Consolidated Financial Statements for the Six Months Ended June 30, 2006

You should read the selected consolidated financial data below together with the unaudited consolidated financial statements as of and for the six months ended June 30, 2005 and 2006 included in this Current Report on Form 6-K. Results of operations in the first six months of 2006 may not be indicative of results of operations for the remainder of 2006 and the full year 2006.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 34 of Notes to Consolidated Financial Statements included herein for a description of these differences and a reconciliation of certain Korean GAAP items to U.S. GAAP.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

	For the Six Months Ended June 30,
	2005		2006
	(In billions of Won) (Unaudited)
INCOME STATEMENT DATA

Korean GAAP
Operating revenues	(Won)	8,490	(Won)	8,798
Operating expenses		7,195		7,275
Operating income		1,295		1,523
Gain on disposition of available-for-sale securities, net		62		12
Interest expense		(322)		(255)
Foreign currency transaction and translation gain, net		44		88
Contribution payments for research and development and donations		(69)		(76)
Earnings before income taxes and minority interest		1,080		1,224
Income taxes		(317)		(335)
Minority interest in earnings of consolidated subsidiaries, net		(142)		(113)
Net earnings		621		777

U.S. GAAP (1)
Net earnings		642		750

	As of December 31, 2005		As of June 30, 2006
	(In billions of Won) (Unaudited)
BALANCE SHEET DATA

Korean GAAP
Working capital (2)	(Won)	1,309	(Won)	1,186
Net property, plant and equipment		15,087		14,894
Total assets		24,639		23,864
Long-term debt, excluding current portion		7,360		6,832
Refundable deposits for telephone installation		958		931
Total stockholders’ equity		10,350		10,359

U.S. GAAP (1)
Net property, plant and equipment	(Won)	10,677	(Won)	10,248
Total assets		18,383		17,957
Total stockholders’ equity		7,345		7,492

	As of December 31, 2005		As of June 30, 2006
OPERATING DATA

Lines installed (thousands) (3)		26,190		26,118
Lines in service (thousands) (3)		20,837		20,804
Lines in service per 100 inhabitants (4)		43.1		42.9
Lines in service per employee (3)(5)		549		549
PCS subscribers (thousands) (6)		12,302		12,634
Broadband Internet subscribers (thousands)		6,242		6,320

(1)	See Note 34 of Notes to Consolidated Financial Statements included herein for reconciliation to U.S. GAAP.
(2)	“Working capital” means current assets minus current liabilities.
(3)	Including public telephones.
(4)	Excluding public telephones.
(5)	Excluding employees of our subsidiaries.
(6)	Includes subscribers of KTF and resale subscribers of KT Corporation. As of December 31, 2005, KTF had approximately 9.8 million subscribers and KT Corporation had approximately 2.5 million resale subscribers. As of June 30, 2006, KTF had approximately 10.0 million subscribers and KT Corporation had approximately 2.6 million resale subscribers.

Operating Results

Operating Revenues

The following table shows a breakdown of our operating revenues and each amount as a percentage of total operating revenues in the first six months of 2005 and 2006.

	For the Six Months Ended June 30,
	2005			2006
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Telephone services:
Local service	(Won)	1,445	16.7%	(Won)	1,468	16.7%
Non-refundable telephone service installation fees		39	0.4		26	0.3
Domestic long-distance service		389	4.6		360	4.1
International long-distance service		202	2.5		196	2.2
Land-to-mobile interconnection		867	10.5		886	10.1

Sub-total		2,942	34.7		2,936	33.4

Internet services		1,393	16.4		1,360	15.5
PCS services		2,560	30.2		2,714	30.9
Sales of goods (1)		760	9.0		889	10.1
Others:
Data communication service		494	5.8		453	5.1
Satellite service		57	0.7		55	0.6
Miscellaneous (2)		283	3.3		390	4.4

Sub-total		834	9.8		898	10.2

Total operating revenues	(Won)	8,490	100.0%		8,798	100.0%

(1)	Includes PCS handset sales.
(2)	Includes revenues from system and network integration services, KTH and real estate-related service.

We have two reportable operating segments – a wireline communications segment and a PCS services (including IMT-2000 Services) segment. The wireline communications segment includes all services provided to fixed-line customers, including local, domestic long-distance and international long-distance telephone services, interconnection service, Internet services (including broadband Internet access service) and data communication service. The PCS services segment includes PCS services (including sales of PCS handsets) and IMT-2000 services. Our operations such as submarine cable construction and group telephone management that are provided by some of our consolidated subsidiaries are included in the “Miscellaneous” segment. The revenues from the “Miscellaneous” segment are included in “Miscellaneous” in the above table. The discussion of our segment information below is on a pre-consolidation basis.

Our operating revenues in the first six months of 2006 were Won 8,798 billion, representing a 3.6% increase from operating revenues of Won 8,490 billion in the corresponding period in 2005. The increase in operating revenues was due primarily to (1) a 6.0% increase in revenues from PCS services to Won 2,714 billion in the first six months of 2006 from Won 2,560 billion in the corresponding period in 2005 and (2) a 17.0% increase in sales of goods to Won 889 billion in the first six months of 2006 from Won 760 billion in the corresponding period in 2005. These increases were partially offset by (1) a 8.3% decrease in revenues from data communication service to Won 453 billion in the first six months of 2006 from Won 494 billion in the corresponding period in 2005 and (2) a 2.4% decrease in revenues from Internet services to Won 1,360 billion in the first six months of 2006 from Won 1,393 billion in the corresponding period in 2005. Revenues from telephone services decreased slightly by 0.2% to Won 2,936 billion in the first six months of 2006 compared to the corresponding period in 2005.

The 6.0% increase in our PCS revenues was due principally to an increase in the number of subscribers, as well as an increase in the average monthly revenue per subscriber. The number of PCS service subscribers, including the resale subscribers of KT Corporation, increased to 12.6 million as of June 30, 2006 from 12.3 million as of June 30, 2005. The average revenue per subscriber of PCS services for the first half of the year (net of commissions payable to content providers, discounts offered to subscribers and PCS handset sales) increased by 1.2% to Won 207,240 in the first six months of 2006 compared to Won 204,705 in the corresponding period in 2005, primarily as a result of an increase in the usage of value-added services and multimedia services. The 17.0% increase in our sale of goods was due primarily to an increase in the sale of PCS handsets in the second quarter of 2006 resulting from a recent decision by the Ministry of Information and Communication to allow subsidies for handsets starting on March 27, 2006.

The 8.3% decrease in revenues from data communication service was primarily due to a decrease in our leased-line subscribers who have switched to alternative options for Internet connection. The 2.4% decrease in our revenues from Internet services was primarily due to an increase in competition from new entrants to the Internet service market and special discounts offered to subscribers who have utilized our Internet services for more than three years.

Operating Expenses

Our operating expenses in the first six months of 2006 were Won 7,275 billion, representing a 1.1% increase from Won 7,195 billion in the corresponding period in 2005. The following table shows a breakdown of our operating expenses and each amount as a percentage of total operating revenues in the first six months of 2005 and 2006.

	For the Six Months Ended June 30,
	2005			2006
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Depreciation and amortization	(Won)	1,664	19.6%	(Won)	1,678	19.1%
Salaries and related costs		1,555	18.3		1,413	16.1
Other operating and maintenance expenses		3,976	46.8		4,184	47.6

Total operating expenses	(Won)	7,195	84.7%	(Won)	7,275	82.7%

Wireline Communications. Operating expenses decreased by 8.0% to Won 4,618 billion in the first six months of 2006 compared to Won 5,020 billion in the corresponding period in 2005.

PCS Service. Operating expenses increased by 14.5% to Won 2,880 billion in the first six months of 2006 compared to Won 2,515 billion in the corresponding period in 2005.

The following is a discussion of the principal components of our operating expenses.

Depreciation and Amortization

Depreciation and amortization expense increased slightly by 0.8% to Won 1,678 billion in the first six months of 2006 compared to Won 1,664 billion in the corresponding period in 2005.

Wireline Communications. Depreciation and amortization expense decreased by 1.8% to Won 962 billion in the first six months of 2006 compared to Won 979 billion in the corresponding period in 2005.

PCS Service. Depreciation and amortization expense decreased by 0.6% to Won 566 billion in the first six months of 2006 compared to Won 569 billion in the corresponding period in 2005.

Salaries and Related Costs

The principal components of salaries and related costs are salaries and wages, provisions for retirement and severance benefits and employee benefits. Employee benefits include meal subsidies and commuting subsidies. The retirement and severance benefit is a lump-sum amount paid to employees who have been employed by us for more than one year when they leave.

Salaries and related costs decreased by 9.1% to Won 1,413 billion in the first six months of 2006 compared to Won 1,555 billion in the corresponding period in 2005, primarily because we did not recognize any additional salaries and expenses for employee benefits for the first six months of 2006, as we had not completed our annual employee compensation negotiations as of June 30, 2006. In comparison, we recognized Won 146 billion of additional salaries and expenses for employee benefits for the first six months of 2005 resulting from annual employee compensation negotiations, which included a 3.0% wage increase, non-recurring benefits related to our employee stock ownership program and the issuance of a non-recurring special bonus. The following table shows a breakdown of our salaries and related costs and each amount as a percentage of total operating revenues in the first six months of 2005 and 2006.

	For the Six Months Ended June 30,
	2005			2006
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Salaries, wages and compensation expenses	(Won)	1,075	12.7%	(Won)	1,042	11.8%
Employee benefits		300	3.5		255	2.9
Provisions for retirement and severance benefits, including early retirement payments		181	2.1		116	1.3

Total salaries and related costs	(Won)	1,555	18.3%	(Won)	1,413	16.1%

Wireline Communications. Salaries and related costs decreased by 8.2% to Won 1,213 billion in the first six months of 2006 compared to Won 1,321 billion in the corresponding period in 2005, primarily because we did not recognize any additional salaries and expenses for employee benefits for the first six months of 2006, as discussed above. The number of employees at KT Corporation increased by 0.5% to 37,861 as of June 30, 2006 compared to 37,659 as of June 30, 2005.

PCS Service. Salaries and related costs increased by 0.7% to Won 105 billion in the first six months of 2006 compared to Won 104 billion in the corresponding period in 2005. The number of employees at KTF increased by 1.4% to 2,487 as of June 30, 2006 compared to 2,452 as of June 30, 2005.

Other Operating and Maintenance Expenses

The largest components of other operating and maintenance expenses are promotion expenses and commissions to sales agents, cost of goods sold, interconnection payments for landline-to-mobile calls, commissions and repairs and maintenance costs.

The following table shows a breakdown of our other operating and maintenance expenses and each amount as a percentage of total operating revenues in the first six months of 2005 and 2006.

	For the Six Months Ended June 30,
	2005			2006
	(in billions of Won)		(percentage of revenues)	(in billions of Won)		(percentage of revenues)
Cost of goods sold	(Won)	751	8.8%	(Won)	815	9.3%
Promotion expenses and commissions to sales agents		792	9.3		863	9.8
Commissions		504	5.9		476	5.4
Interconnection charges		518	6.1		552	6.3
Repairs and maintenance		222	2.6		215	2.4
Cost of services (commissions for system integration services and miscellaneous services)		190	2.2		287	3.3
Advertising		127	1.5		120	1.4
Provision for doubtful accounts		58	0.7		81	0.9
Rent		114	1.3		130	1.5
Research and development		110	1.3		97	1.1
Taxes and dues		212	2.5		110	1.3
Others		378	4.0		438	5.0

Total other operating and maintenance expenses	(Won)	3,976	46.3%	(Won)	4,184	47.6%

Other operating and maintenance expenses in the first six months of 2006 were Won 4,184 billion, representing a 5.2% increase from Won 3,976 billion in the corresponding period in 2005. Other operating and maintenance expenses increased due primarily to a 51.1% increase in cost of services and a 9.0% increase in promotion expenses and commissions to sales agents, which were offset in part by a 48.1% decrease in taxes and dues.

Cost of services, which consists of commissions for system integration services and miscellaneous services, increased by 51.1% to Won 287 billion in the first six months of 2006 compared to Won 190 billion in the corresponding period in 2005, primarily due to an increase in sales from our system and network integration services. Promotion expenses and commissions to sales agents increased by 9.0% to Won 863 billion in the first six months of 2006 compared to Won 792 billion in the corresponding period in 2005, primarily due to an increase in our promotional spending to address increasing competition in the PCS and broadband Internet access markets.

Taxes and dues decreased by 48.1% to Won 110 billion in the first six months of 2006 compared to Won 212 billion in the corresponding period in 2005. We had recorded a significantly higher level of taxes and dues in the first six months of 2005 compared to other periods primarily due to fines of Won 146 billion imposed by the Fair Trade Commission relating to alleged unfair collaborative practices in the fixed-line telephone service and broadband Internet service markets.

Wireline Communications. Other operating and maintenance expenses decreased by 9.5% to Won 3,656 billion in the first six months of 2006 compared to Won 4,040 billion in the corresponding period in 2005.

PCS Service. Other operating and maintenance expenses increased by 18.9% to Won 2,314 billion in the first six months of 2006 compared to Won 1,946 billion in the corresponding period in 2005.

Operating Income

As a result of the above factors, our operating income in the first six months of 2006 was Won 1,523 billion, representing a 17.6% increase from Won 1,295 billion in the corresponding period in 2005. Our operating margin, consisting of operating income divided by operating revenues, also increased to 17.3% in the first six months of 2006 from 15.3% in the corresponding period in 2005.

Wireline Communications. Operating income increased by 30.2% to Won 1,235 billion in the first six months of 2006 compared to Won 949 billion in the corresponding period in 2005 due to a 8.0% decrease in operating expenses, which more than offset a 1.9% decrease in operating revenues. Operating margin increased to 21.1% in the first six months of 2006 from 15.9% in the corresponding period in 2005.

PCS Service. Operating income decreased by 21.5% to Won 324 billion in the first six months of 2006 compared to Won 412 billion in the corresponding period in 2005 due to a 14.5% increase in operating expenses, which more than offset a 9.4% increase in operating revenues. Operating margin decreased to 10.1% in the first six months of 2006 from 14.1% in the corresponding period in 2005.

Income Taxes

Income taxes in the first six months of 2006 were Won 335 billion compared to Won 317 billion in the corresponding period in 2005. We concluded that it was not probable that we would be able to realize the tax benefits of our equity in losses of affiliates and, as a result, wrote off deferred income tax assets in the amount of Won 38 billion in the first six months of 2006 and Won 46 billion in the corresponding period in 2005. The effective tax rates, after adjustments of certain differences between amounts reported for financial accounting and income tax purposes, were 27.3% in the first six months of 2006 compared to 29.3% in the corresponding period in 2005. See Note 26(b) of Notes to Consolidated Financial Statements.

Wireline Communications. Although earnings before income taxes increased in the first six months of 2006 compared to the corresponding period in 2005, income taxes decreased by 5.5% to Won 277 billion in the first six months of 2006 compared to Won 294 billion in the corresponding period in 2005 due primarily to less impairment of deferred tax assets and less tax effect of permanent differences in the first six months of 2006 compared to the corresponding period in 2005.

PCS Service. Income taxes increased by 34.2% to Won 48 billion in the first six months of 2006 compared to Won 36 billion in the corresponding period in 2005 despite a decrease in earnings before income taxes to Won 254 billion in the first six months of 2006 compared to Won 343 billion in the corresponding period in 2005. Income taxes in the first six months of 2005 reflected tax credits from accumulated loss carried forward from KTM.com that existed before KTM.com’s merger into KTF. KTF’s remaining loss carryforwards expired in 2005.

Net Earnings

Our net earnings in the first six months of 2006 were Won 777 billion, compared to Won 621 billion in the corresponding period in 2005. The 25.0% increase in our net earnings was primarily attributable to a 17.6% increase in operating income discussed above, which more than offset a 38.9% increase in other expense, net, to Won 299 billion in the first six months of 2006 compared to Won 215 billion in the corresponding period in 2005.

The 17.6% increase in other expense, net, was primarily attributable to (1) our recognition of derivatives transaction and valuation net loss of Won 126 billion in the first six months of 2006, which was primarily attributable to the appreciation of the Korean Won against the U.S. dollar, compared to net gain of Won 20 billion in the corresponding period in 2005 and (2) a 81.0% decrease in gain on disposition of available-for-sale securities, net, to Won 12 billion in the first six months of 2006 compared to Won 62 billion in the corresponding period in 2005. See Note 23(c) and Note 8 of Notes to Consolidated Financial Statements. These effects were partially offset by (1) a 20.7% decrease in interest expense to Won 255 billion in the first six months of 2006 compared to Won 322 billion in the corresponding period in 2005 primarily attributable to a decrease in our outstanding debt in the first six months of 2006 compared to the corresponding period in 2005 and (2) a 97.7% increase in foreign currency transaction and translation gain, net, to Won 88 billion in the first six months of 2006 compared to Won 44 billion in the corresponding period in 2005 primarily attributable to the relatively higher rate of appreciation of the Korean Won against the U.S. dollar in the first six months of 2006 compared to the corresponding period in 2005.

Wireline Communications. Net earnings increased by 27.7% to Won 752 billion in the first six months of 2006 compared to Won 589 billion in the corresponding period in 2005, primarily as a result of the reasons discussed above.

PCS Service. Net earnings decreased by 33.0% to Won 206 billion in the first six months of 2006 compared to Won 307 billion in the corresponding period in 2005, primarily as a result of the reasons discussed above.

Liquidity and Capital Resources

The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated:

	For the Six Months Ended June 30,
	2005		2006
	(In billions of Won) (Unaudited)
Net cash provided by operating activities	(Won)	2,830	(Won)	2,707
Net cash used in investing activities		(78)		(1,327)
Net cash used in financing activities		(3,317)		(1,846)
Cash and cash equivalents at beginning of period		1,756		1,547
Cash and cash equivalents at end of period		1,203		1,081
Net decrease in cash and cash equivalents		(553)		(466)

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of long-term debt. In recent years, we have also used cash for acquisition of treasury shares, dividend payment and payment of retirement and severance benefits for early retirement plans. From time to time, we may also require capital for investments involving acquisitions and strategic relationships.

Net cash used in investing activities was Won 78 billion in the first six months of 2005 and Won 1,327 billion in the corresponding period in 2006. Our purchases of property, plant and equipment increased from Won 1,003 billion in the first six months of 2005 to Won 1,387 billion in the corresponding period in 2006. We recorded a decrease in short-term financial instruments of Won 756 billion in the first six months of 2005 compared to Won 18 billion in the corresponding period in 2006. In addition, our proceeds from sale of available-for-sale securities decreased from Won 479 billion in the first six months of 2005 to Won 24 billion in the corresponding period in 2006. On the other hand, our purchases of trading securities increased from Won 55 billion in the first six months of 2005 compared to Won 320 billion in the corresponding period in 2006. Our proceeds from sale of trading securities increased from Won 6 billion in the first six months of 2005 compared to Won 247 billion in the corresponding period in 2006.

Net cash used in financing activities was Won 3,317 billion in the first six months of 2005 compared to Won 1,846 billion in the corresponding period in 2006. We used cash of Won 3,803 billion in the first six months of 2005 and Won 1,196 billion in the corresponding period in 2006 for repayment of outstanding long-term debt. In the first six months of 2005, our repayment included repayment of all outstanding principal amount of the 3.00% convertible notes due 2005 upon maturity, as well as repayment of substantially all outstanding principal amount of the 0.25% convertible notes due 2007 resulting from exercise by the noteholders of their option to redeem the notes in January 2005. Cash proceeds from issuance of long-term debt decreased from Won 1,198 billion in the first six months of 2005 to Won 241 billion in the corresponding period in 2006. In addition, we recorded a decrease in short-term borrowings, net, of Won 158 billion in the first six months of 2005 compared to an increase in short-term borrowings, net, of Won 47 billion in the corresponding period in 2006. In the first six months of 2006, we spent Won 214 billion for reacquisition of 5,220,000 treasury shares and retired such treasury shares through a charge to retained earnings on July 3, 2006, and we also spent Won 211 billion for acquisition of additional equity interest in consolidated subsidiaries. In the third quarter of 2006, we also purchased approximately 12.5 million common shares of KTF from the market for approximately Won 356 billion, which increased our ownership in KTF to 50.8% as of September 15, 2006.

We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for investments involving acquisitions and strategic relationships, as well as the purchase of additional treasury shares on the Stock Market Division of the Korea Exchange and make additional acquisitions of equity interest in consolidated subsidiaries.

We compete in the telecommunications sector in Korea, which is rapidly evolving. We also face increasing competition from new entrants to the market. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of June 30, 2006, we had various contractual obligations and commitments that are more fully disclosed in the notes to our consolidated financial statements.

The following table sets forth selected information regarding our contractual obligations to make future payments as of June 30, 2006:

	Payments due by period
Contractual obligations (1)	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in billions of Won)
Long-term debt obligations (including current portion of long-term debt)	(Won)	7,588	(Won)	721	(Won)	2,030	(Won)	2,148	(Won)	2,688
Capital lease obligations		43		12		23		7		1
Operating lease obligations		40		6		12		11		11
Other long-term liabilities reflected on our balance sheet		650		90		240		320		—

Total	(Won)	8,321	(Won)	829	(Won)	2,305	(Won)	2,486	(Won)	2,700

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and payments for customer call bonus points, which do not have definitive payment schedules.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Until 1997, additional working capital and other requirements had been met primarily by increases in non-interest bearing refundable deposits for telephone installation, although as a result of a recent decline in these deposits, short-term and long-term debt and equity financings have increasingly become important sources of cash. Refundable deposits for telephone installation decreased by Won 78 billion in the first six months of 2005 and Won 27 billion in the corresponding period in 2006. Accordingly, refundable deposits for telephone installation decreased by 2.8% from Won 958 billion as of December 31, 2005 to Won 931 billion as of June 30, 2006. Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net earnings before depreciation and amortization were Won 2,327 billion in the first six months of 2005 and 2,483 billion in the corresponding period in 2006. Cash proceeds from long-term debt were Won 1,198 billion in the first six months of 2005 and Won 241 billion in the corresponding period in 2006. Total long-term debt, including the current portion, was Won 8,567 billion as of December 31, 2005 and Won 7,552 billion as of June 30, 2006. The sources of such proceeds from long-term debt included the issuances of Won-denominated bonds in Korea, as well as issuances of notes pursuant to our $2.0 billion Medium Term Notes program. We have issued notes in the amount of $1.3 billion under the program, and the unused portion of the program currently remains at $700 million. In the second half of 2006, we plan to incur additional long-term debt, subject to market conditions.

In recent years, KTF has also begun utilizing off-balance financing arrangements to supplement the primary sources of financing discussed above. See Note 23(h) of Notes to Consolidated Financial Statements included herein.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government of Korea’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increases in capital expenditures and decreases in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient to satisfy our unanticipated needs.

Our total stockholders’ equity increased from Won 10,350 billion as of December 31, 2005 to Won 10,359 billion as of June 30, 2006, primarily as a result of an increase in retained earnings.

Liquidity

We had working capital (current assets minus current liabilities) surpluses of Won 1,309 billion as of December 31, 2005 and Won 1,186 billion as of June 30, 2006. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31, 2005		As of June 30, 2006
	(In billions of Won) (Unaudited)
Cash and cash equivalents	(Won)	1,547	(Won)	1,081
Short-term financial instruments		640		623
Current portion of trading securities		250		332
Notes and accounts receivable – trade, net of allowance for doubtful accounts		2,456		2,411
Accounts receivable – other		285		316
Inventories		360		304

Our cash, cash equivalents and short-term financial instruments totaled Won 2,187 billion as of December 31, 2005 compared to Won 1,704 billion as of June 30, 2006. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months. The decrease in cash, cash equivalents and short-term financial instruments in the first six months of 2006 resulted primarily from redemption of outstanding debt.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31, 2005		As of June 30, 2006
	(In billions of Won) (Unaudited)
Notes and accounts payable – trade	(Won)	867	(Won)	749
Short-term borrowings		113		161
Current portion of long-term debt		1,206		720
Accounts payable – other		1,441		1,389

As of June 30, 2006, we had entered into bank overdraft agreements with four banks for borrowings up to Won 1,076 billion, commercial paper issuance agreements with four banks for borrowings up to Won 300 billion and collateral loan agreements on accounts receivable with five banks for borrowings up to Won 950 billion. As of June 30, 2006, no amounts were outstanding under these facilities.

U.S. GAAP Reconciliation

In the first six months of 2005, we recorded net earnings of Won 642 billion under U.S. GAAP compared to net earnings of Won 621 billion under Korean GAAP, primarily because of differences in the treatment of (1) reversal of goodwill amortization and (2) deferred income tax methodology, which more than offset the effect of differences in the treatment of (1) depreciation and (2) additional acquisitions of equity investees. In the first six months of 2006, we recorded net earnings of Won 750 billion under U.S. GAAP compared to net earnings of Won 777 billion under Korean GAAP, primarily due to differences in the treatment of depreciation, which were partially offset by the effect of differences in the treatment of (1) reversal of goodwill amortization and (2) deferred income tax methodology.

Stockholders’ equity under U.S. GAAP was lower than under Korean GAAP by Won 3,005 billion and Won 2,866 billion at December 31, 2005 and June 30, 2006, respectively, primarily as a result of differences in the treatment of (1) minority interests and (2) impairment loss relating to equity investee, which more than offset the effect of differences in the treatment of (1) reversal of goodwill amortization and (2) deferred tax-methodology difference.

In addition, under U.S. GAAP, certain subsidiaries, including KTF, were accounted for under the equity method and not consolidated in the first six months of 2006. In the third quarter of 2006, we purchased approximately 12.5 million common shares of KTF from the market for approximately Won 356 billion, which increased our ownership in KTF to 50.8% as of September 15, 2006. As of August 21, 2006, we began consolidating KTF under U.S. GAAP.

For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 34 of Notes to Consolidated Financial Statements included herein.

Market Risks

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity-linked securities. Following evaluation of these positions, we (including KTF) selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments only for hedging purposes. However, derivative contracts not meeting all of the requirements for hedging accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

Exchange Rate Risk

Substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, mostly in dollars, relate primarily to payments of foreign currency denominated debt, net settlements paid to foreign telecommunication carriers and payments for equipment purchased from foreign suppliers.

We enter into various currency-related derivative contracts, including currency swap contracts, currency interest rate swap contracts, currency forward contracts, currency futures contracts and currency option contracts. See Note 23(c) of Notes to Consolidated Financial Statements for details of currency-related derivate contracts outstanding as of June 30, 2006. Under these contracts, we recognized a valuation gain of Won 107 million and a valuation loss of Won 121 billion for the six months of 2006, as well as a transaction gain of Won 639 million and a transaction loss of Won 13 billion for the same period.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed rate nature. In order to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debts, we use, to a limited extent, interest rate swap contracts and interest rate swaption contracts, as well as interest currency swap contracts described above. See Note 23(c) of Notes to Consolidated Financial Statements for details of interest rate-related derivate contracts outstanding as of June 30, 2006. Under our interest swap contracts, we recognized a valuation gain of Won 10 million and a valuation loss of Won 1 billion for the six months of 2006, as well as a transaction gain of Won 4 billion and a transaction loss of Won 4 billion for the same period.

Independent Accountants’ Review Report

The Board of Directors and Stockholders

KT Corporation:

We have reviewed the accompanying consolidated balance sheet of KT Corporation and subsidiaries (the “Group”) as of June 30, 2006, and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2005 and 2006. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review. We did not review the financial statements of KT Freetel Co., Ltd. (“KTF”), 48.7% and 48.1% owned subsidiary at June 30, 2005 and 2006, respectively, as of and for the six-month periods ended June 30, 2005 and 2006, which financial statements reflect total assets constituting 30.1% and 32.4% as of June 30, 2005 and 2006, respectively, and total revenues constituting 30.0% and 32.3% for the six-month periods ended June 30, 2005 and 2006, respectively, of the related consolidated totals. Those financial statements were reviewed by other accountants whose report has been furnished to us, and our report, insofar as it relates to the amounts included for KTF, is based solely on the report of the other accountants.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by Securities and Futures Commission of the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review and the report of the other accountants, nothing has come to our attention that causes us to believe that the consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with the accounting principles generally accepted in the Republic of Korea.

The consolidated balance sheet as of December 31, 2005, and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated March 3, 2006 expressed an unqualified opinion. We did not audit the financial statements of KTF, a 44.6% owned subsidiary at December 31, 2005 as of and for the year ended December 31, 2005. The financial statements of KTF, which are included in the consolidated financial statements of the Company, reflect total combined assets constituting 32.3% as of December 31, 2005 and total revenues constituting 30.0% for the year ended December 31, 2005, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditors. The accompanying consolidated balance sheet as of December 31, 2005, presented for comparative purposes, is not different from the above-stated audited consolidated balance sheet in all material respects.

The accompanying consolidated financial statements as of and for the six-month period ended June 30, 2006 have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 3 to the consolidated financial statements.

The following matters may be helpful to the readers in their understanding of the consolidated financial statements:

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented note 34 to the consolidated financial statements.

As discussed in note 2(a) to the consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

As discussed in note 33, the Company did not recognize additional salaries, employee benefits resulting from annual employee compensation negotiations for the six-month period ended June 30, 2006 since negotiations between the Company and labor unions for the annual employee compensation increase was still in process. The Company recognized (Won)145,632 million of additional salaries or expenses for employee benefits for the six-month period ended June 30, 2005 resulting from annual employee compensation negotiations. Pursuant to the resolution of the Board of Directors’ meeting on March 30, 2006, the Company purchased 5,222,000 shares of treasury stock for (Won)213,664 million and retired these treasury shares through a charge to retained earnings on July 3, 2006. In addition, the Company purchased 12,489,850 shares of common stock of KTF from the market for approximately (Won)356,180 million, which increased the Company’s ownership in KTF from 44.6% as of December 31, 2005 to 50.8% as of September 15, 2006. On August 21, 2006, the Company purchased 11 million shares of common stock in KTF for approximately (Won)314,270 million from the market. Due to this purchase, the Company’s ownership in KTF went over 50%. Accordingly, as of August 21, 2006, the Company began consolidating KTF under U.S. GAAP.

Seoul, Korea

September 15, 2006

This report is effective as of September 15, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and June 30, 2006

(Unaudited)

(In millions of Won and U.S. dollars)

Assets	2005		2006	2006 (note 3)
Current assets:
Cash and cash equivalents (note 4)	(Won)	1,546,643	1,080,687	$1,139.4
Short-term financial instruments (note 5)		640,077	622,551	656.4
Current portion of investment securities (note 8):
Trading securities		250,165	331,602	349.6
Available-for-sale securities		15,409	5,584	5.9
Held-to-maturity securities		98	52,657	55.5
Notes and accounts receivable – trade, less allowance for doubtful accounts of (Won)613,873 in 2005 and (Won)582,387 in 2006 (note 2)		2,455,882	2,410,699	2,541.6
Accounts receivable – other		285,224	315,883	333.0
Inventories (note 6)		360,113	304,087	320.6
Other current assets (notes 7, 23 and 26)		577,159	668,569	704.9

Total current assets		6,130,770	5,792,319	6,106.9

Investment securities:
Available-for-sale securities (note 8)		63,319	103,229	108.8
Held-to-maturity securities (note 8)		104,972	554	0.6
Equity securities of affiliates (note 9)		194,097	200,456	211.3

Total investment securities		362,388	304,239	320.7

Property, plant and equipment (note 10):
Land		1,191,045	1,193,149	1,257.9
Buildings and structures		4,825,502	4,872,410	5,137.0
Machinery and equipment		36,964,868	37,439,768	39,472.6
Vehicles		75,624	75,970	80.1
Tools, furniture and fixtures		2,219,908	2,275,103	2,398.6
Construction in progress		410,492	665,047	701.2

		45,687,439	46,521,447	49,047.4

Less accumulated depreciation		(30,600,407)	(31,627,174)	(33,344.4)

Net property, plant and equipment		15,087,032	14,894,273	15,703.0

Other assets (notes 5, 11 and 26)		3,058,347	2,873,289	3,029.1

	(Won)	24,638,537	23,864,120	$25,159.7

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

December 31, 2005 and June 30, 2006

(Unaudited)

(In millions of Won and U.S. dollars)

Liabilities and Stockholders’ Equity	2005		2006	2006 (note 3)
Current liabilities:
Notes and accounts payable – trade	(Won)	866,523	748,964	$789.6
Short-term borrowings (note 13)		113,298	160,706	169.4
Current portion of long-term debt (note 15)		1,206,397	720,038	759.1
Accounts payable – other		1,441,453	1,388,875	1,464.3
Advance receipts from customers		117,573	113,570	119.7
Accrued expenses		457,615	589,703	621.7
Withholdings		158,504	193,595	204.1
Income taxes payable		203,625	327,470	345.3
Other current liabilities (notes 14 and 23)		256,379	363,860	383.6

Total current liabilities		4,821,367	4,606,781	4,856.8

Long-term debt, excluding current portion (note 15)		7,360,371	6,831,768	7,202.7
Refundable deposits for telephone installation (note 16)		958,304	931,160	981.7
Accrual for retirement and severance benefits, net (note 17)		380,756	449,292	473.7
Long-term accounts payable – other (note 12)		589,133	513,675	541.6
Other long-term liabilities (note 18)		178,500	172,926	182.3

Total liabilities		14,288,431	13,505,602	14,238.8

Stockholders’ equity:
Common stock of (Won)5,000 par value (note 19):
Authorized – 1,000,000,000 shares Issued – 284,849,400 shares in 2005 and 2006		1,560,998	1,560,998	1,645.8
Capital surplus (note 20)		1,389,222	1,345,142	1,418.2
Retained earnings:
Appropriated (note 21)		5,811,862	5,781,862	6,095.8
Unappropriated		2,941,043	3,283,112	3,461.4

		8,752,905	9,064,974	9,557.2

Capital adjustments:
Treasury stock (note 22)		(3,840,485)	(4,054,149)	(4,274.3)
Loss on retirement of treasury stock (note 22)		(38,431)	—	—
Foreign-based operations translation adjustment		(6,355)	(8,544)	(9.0)
Unrealized gains on available-for-sale securities (notes 8 and 26)		9,298	40,516	42.7
Unrealized losses on equity securities of affiliates (note 9)		(6,097)	(3,167)	(3.3)
Stock options (note 28)		10,838	11,180	11.8

		(3,871,232)	(4,014,164)	(4,232.1)

Minority interest in consolidated subsidiaries		2,518,213	2,401,568	2,531.8

Total stockholders’ equity		10,350,106	10,358,518	10,920.9
Commitments and contingencies (note 23)

	(Won)	24,638,537	23,864,120	$25,159.7

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings

For the six-month periods ended June 30, 2005 and 2006

(Unaudited)

(In millions of Won and U.S. dollars, except earnings per share)

	2005		2006	2006 (note 3)
Operating revenues (note 24)	(Won)	8,489,542	8,798,081	$9,275.8
Operating expenses (note 25)		7,194,722	7,275,215	7,670.2

Operating income		1,294,820	1,522,866	1,605.6

Other income (expense):
Interest income		49,931	53,454	56.4
Interest expense		(321,670)	(254,927)	(268.8)
Equity in income of affiliates, net (note 9)		5,754	109	0.1
Foreign currency transaction and translation gain, net (note 15)		44,439	87,850	92.6
Loss on disposal of property, plant and equipment, net		(51,206)	(27,900)	(29.4)
Gain on disposal of available-for-sale securities, net (note 8)		62,464	11,882	12.5
Impairment loss on available-for-sale securities (note 8)		(3,901)	(3,659)	(3.9)
Impairment loss on held-to-maturity securities (note 8)		(10,729)	—	—
Reversal of impairment losses on held-to-maturity securities (note 8)		—	7,608	8.0
Contributions received for losses on universal telecommunications services (note 32)		30,064	17,027	18.0
Prior year’s additional income tax payment (note 26)		(14,105)	(718)	(0.8)
Contribution payments for research and development and donations (note 31)		(69,299)	(75,751)	(79.9)
Derivatives transaction and valuation gains (losses), net (note 23)		19,644	(125,661)	(132.5)
Reversal of accrued expense for customer call bonus		37,807	1,502	1.6
Provision for doubtful accounts - other		(50,377)	(10,979)	(11.6)
Loss on disposal of trade accounts and notes receivable (note 23)		(5,939)	(6,078)	(6.4)
Other, net		62,128	27,519	29.2

		(214,995)	(298,722)	(314.9)

Earnings before income taxes and minority interest		1,079,825	1,224,144	1,290.7
Income taxes (note 26)		316,652	334,694	352.9

Earnings before minority interest		763,173	889,450	937.8
Minority interest in earnings of consolidated subsidiaries, net		(141,910)	(112,837)	(119.0)

Net earnings	(Won)	621,263	776,613	$818.8

Basic earnings per share of common stock in Won and U.S. dollars (note 27)	(Won)	2,948	3,664	$3.86

Diluted earnings per share of common stock in Won and U.S. dollars (note 27)	(Won)	2,944	3,659	$3.86

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the six-month periods ended June 30, 2005 and 2006

(Unaudited)

(In millions of Won and U.S. dollars)

	Common Stock		Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total	2006 (note 3)
Balance at January 1, 2005	(Won)	1,560,998	1,291,617	8,333,240	(3,969,052)	1,809,577	9,026,380
Net earnings		—	—	621,263	—	—	621,263
Dividends		—	—	(421,518)	—	—	(421,518)
Dividends in consolidated subsidiaries		—	— —	—	—	(50,761)	(50,761)
Decrease in unrealized gains on available-for-sale securities, net of tax		—	—	—	(7,416)	(1,860)	(9,276)
Stock options		—	21	—	1,026	577	1,624
Changes in subsidiaries included in consolidation		—	—	—	—	5,034	5,034
Changes in translation adjustments of foreign subsidiaries		—	—	—	33	(414)	(381)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	141,910	141,910
Other		—	18	—	85	(82)	21

Balance at June 30, 2005	(Won)	1,560,998	1,291,656	8,532,985	(3,975,324)	1,903,981	9,314,296

Balance at January 1, 2006	(Won)	1,560,998	1,389,222	8,752,905	(3,871,232)	2,518,213	10,350,106	$10,912.1
Net earnings		—	—	776,613	—	—	776,613	818.8
Dividends		—	—	(426,113)	—	—	(426,113)	(449.2)
Dividends in consolidated subsidiaries		—	—	—	—	(67,814)	(67,814)	(71.5)
Decrease in unrealized gains on available-for-sale securities, net of tax		—	—	—	31,218	(2,467)	28,751	30.3
Stock options		—	—	—	342	(97)	245	0.3
Changes in translation adjustments of foreign subsidiaries		—	—	—	(2,189)	1,221	(968)	(1.0)
Retirement of consolidated subsidiaries’ treasury stock		—	10,847	—	—	(10,847)	—	—
Sales of consolidated subsidiaries’ treasury stock		—	4,504	—	—	1,773	6,277	6.6
Acquisition of additional equity in consolidated subsidiaries		—	(59,431)	—	—	(151,251)	(210,682)	(222.1)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	112,837	112,837	118.9
Appropriation of retaining earnings for loss on retirement of treasury stock		—	—	(38,431)	38,431	—	—	—
Retirement of treasury stock		—	—	—	(213,664)	—	(213,664)	(225.4)
Other		—	—	—	2,930	—	2,930	3.1

Balance at June 30, 2006	(Won)	1,560,998	1,345,142	9,064,974	(4,014,164)	2,401,568	10,358,518	$10,920.9

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2005 and 2006

(Unaudited)

(In millions of Won and U.S. dollars)

	2005		2006	2006 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	621,263	776,613	$818.8
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		1,541,627	1,517,746	1,600.2
Amortization		164,134	188,985	199.2
Provision for doubtful accounts		57,790	80,733	85.1
Provision for retirement and severance benefits		180,547	115,647	121.9
Equity in incomes of affiliates		(5,754)	(109)	(0.1)
Loss on disposal of property, plant and equipment, net		51,206	27,900	29.4
Gain on foreign currency translations, net		(32,214)	(65,343)	(68.9)
Gain on disposal of available-for-sale securities, net		(62,464)	(11,882)	(12.5)
Impairment loss on available-for-sale securities		3,901	3,659	3.9
Impairment loss on held-to-maturity securities		10,729	—	—
Reversal of impairment loss on held-to-maturity securities		—	(7,608)	(8.0)
Deferred income tax expense		(6,306)	(4,536)	(4.8)
Minority interest in earnings of consolidated subsidiaries		141,910	112,837	119.0
Reversal of accrued expense for customer call bonus		(37,807)	(1,502)	(1.6)
Loss on disposal of trade accounts and notes receivable		5,939	6,078	6.4
Changes in assets and liabilities:
Notes and accounts receivable – trade		117,791	27,255	28.7
Accounts receivable – other		124,488	(45,332)	(47.8)
Inventories		(32,738)	55,412	58.4
Other asset (long-term accounts receivable)		17,025	(69,088)	(72.8)
Notes and accounts payable – trade		(201,422)	(119,104)	(125.6)
Accounts payable – other		(198,634)	(174,639)	(184.1)
Advance receipts from customers		(27,635)	(4,003)	(4.2)
Accrued expenses		454,517	132,088	139.2
Withholdings		32,546	35,091	37.0
Income taxes payable		26,075	128,503	135.5
Payment of retirement and severance benefits		(91,580)	(36,021)	(38.0)
Severance benefits insurance deposit		7,330	(11,169)	(11.8)
Other, net		(32,592)	49,279	52.0

Net cash provided by operating activities	(Won)	2,829,672	2,707,490	$2,854.5

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2005 and 2006

(In millions of Won and U.S. dollars)

	2005		2006	2006 (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	(Won)	(1,003,173)	(1,386,616)	$(1,461.9)
Proceeds from sale of property, plant and equipment		17,181	27,709	29.2
Decrease in short-term financial instruments		756,353	17,526	18.5
Purchases of trading securities		(55,000)	(320,096)	(337.5)
Purchases of available-for-sale securities		(213,004)	(5,235)	(5.5)
Purchases of held-to-maturity securities		(56)	(265)	(0.3)
Purchases of investments securities in affiliated companies		—	(5,000)	(5.3)
Proceeds from sale of trading securities		6,151	247,006	260.4
Proceeds from sale of available-for-sale securities		479,007	23,972	25.3
Proceeds from maturity of held-to-maturity securities		676	59,732	63.0
Proceeds from sale of equity securities of affiliates		—	6,551	6.9
Decrease in other current assets		65,343	79,247	83.5
Increase in other assets		(131,770)	(71,519)	(75.3)

Net cash used in investing activities		(78,292)	(1,326,988)	(1,399.0)

Cash flows from financing activities:
Payment of dividends		(421,518)	(426,113)	(449.2)
Payment of dividends in consolidated subsidiaries		(50,761)	(67,814)	(71.5)
Increase (decrease) in short-term borrowings, net		(158,104)	47,408	50.0
Repayment of long-term debt		(3,803,195)	(1,195,859)	(1,260.8)
Proceeds from issuance of long-term debt		1,197,965	241,078	254.2
Decrease in refundable deposits for telephone installation		(78,115)	(27,144)	(28.6)
Increase (decrease) in other long-term liabilities		(3,263)	1,023	1.1
Reacquisition of treasury stock		—	(213,664)	(225.3)
Reacquisition of treasury stock in consolidated subsidiaries		(33)	—	—
Acquisition of additional equity interest in consolidated subsidiaries		—	(210,682)	(222.1)
Other, net		(340)	5,309	5.6

Net cash used in financing activities		(3,317,364)	(1,846,458)	(1,946.6)

Net increase in cash and cash equivalents from change of subsidiaries in consolidated financial statements		13,353	—	—

Net decrease in cash and cash equivalents		(552,631)	(465,956)	(491.1)

Cash and cash equivalents at beginning of period		1,755,929	1,546,643	1,630.5

Cash and cash equivalents at end of period	(Won)	1,203,298	1,080,687	$1,139.4

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005 and 2006

(Unaudited)

(1)	Organization and Description of Business

KT Corporation (“KT” or the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposal of its ownership interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for the local service and interconnections services provided by KT. Beginning in January 1998, KT was allowed to set its own rates for domestic long-distance services, international long-distance services and other services without approval from the MIC.

In recent years, KT has been subject to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone services. This new carrier commenced operations in 1999. A third carrier commenced international long-distance services in 1997 and domestic long-distance services in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from the Group’s Korean language consolidated financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of the Group’s financial position or results of operations, is not presented in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Group”) as of December 31, 2005 and June 30, 2006. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. All significant intercompany balances and transactions have been eliminated on consolidation.

Subsidiary	Year of obtaining control	Percentage ownership (%)		Primary business
		2005	2006
KT Freetel Co., Ltd. (“KTF”)*[1]	1997	44.6	48.1	PCS business
KT Hitel Co., Ltd. (“KTH”)	1992	65.9	65.9	Data communication
KT Submarine Co., Ltd. (“KTSC”)	1995	36.9	36.9	Submarine cable construction and maintenance
KT Powertel Co., Ltd. (“KTP”)	1985	44.9	44.9	Trunk radio system business
KT Networks Corporation (“KTN”)	1986	100.0	100.0	Group telephone management
KT Linkus Co., Ltd.	1988	93.8	93.8	Public telephone maintenance
KT Commerce Inc. (“KTC”)*[2]	2002	100.0	100.0	B2C, B2B service
KTF Technologies Inc. (“KTFT”)*[3]	2002	73.1	74.9	PCS handset development
KTF M Hows (“KTFM”)*[4]	2004	51.0	51.0	Mobile marketing
Korea Telecom America, Inc. (“KTAI”)	1993	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc. (“KTPI”)	1994	100.0	100.0	Foreign telecommunication business
New Telephone Company, Inc. (“NTC”)*[5]	1998	72.5	80.0	Foreign telecommunication business
Korea Telecom Japan Co., Ltd.	1999	100.0	100.0	Foreign telecommunication
KT China Co., Ltd. (“KTCC”)	2003	100.0	100.0	Foreign telecommunication
KT Internal Venture Fund No. 1	1999	89.3	89.3	Investment fund
KT Internal Venture Fund No. 2	2003	94.3	94.3	Investment fund
KT Telecom Venture Fund No. 1 *[6]	2000	90.0	90.0	Investment fund
KT Rental Co., Ltd (“KTR”)*[7]	2005	100.0	100.0	Rental business business
Sidus FNH Corporation *[8]	2005	51.0	51.0	Movie production
PT. KTF Indonesia *[9]	2003	99.0	99.0	Foreign telecommunication business
Boston Entertainment Partner (“BEP”) *[10]	2005	39.0	39.0	Investment fund

(*1)	During the first half of 2006, the Company’s equity ownership interest in KTF increased from 44.6% as of December 31, 2005 to 48.1% as of June 30, 2006 due to the additional acquisition of KTF shares.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

(*2)	The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).
(*3)	The 73.1% ownership and 74.9% ownership percentage in KTFT represents the ownership of this entity by KTF as of December 31, 2005 and June 30, 2006, respectively.
(*4)	The 51.0% ownership percentage in KTFM represents the ownership of this entity by KTF.
(*5)	During the first half of 2006, the Company’s equity ownership interest in NTC increased from 72.5% as of December 31, 2005 to 80.0% as of June 30, 2006 due to the effect of selling and retirement of the treasury stock.
(*6)	The 90.0% ownership percentage in KT Telecom Venture Fund No. 1 represents the ownership of this entity by KT (70.0%), KTH (10.0%) and KTF (10.0%).
(*7)	In October 2005, KTN was split into KTN and KTR.
(*8)	The 51.0% ownership percentage in Sidus FNH Corporation represents the ownership of this entity by KT (35.7%) and KTF (15.3%).
(*9)	The 99.0% ownership percentage in PT. KTF Indonesia represents the ownership of this entity by KTF.
(*10)	The 39.0% ownership percentage in BEP represents the ownership of this entity by KTF.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

As of June 30, 2006, KT had issued guarantees for consolidated subsidiaries’ indebtedness and contract performance as follows:

	Millions
Related party	Initial guarantee amount		Remaining guarantee as of June 30, 2006
KTSC	(Won)	55,697	36,369
NTC		11,524	1,920

	(Won)	67,221	38,289

As of June 30, 2006, KTPI had issued guarantees of indebtedness of Republic Telecommunication Holdings, Inc. an equity method investee of KTPI, amounting to (Won)174 million.

Salaries paid and other incentives granted to directors and executive officers for the six-month period ended June 30, 2006 are as follows:

	Millions		Description
Fixed compensation	(Won)	8,353	Salaries, bonuses and other allowances
Performance incentive		531	Stock options and other performance incentives

Total	(Won)	8,884

Significant account balances which occurred in the normal course of business with and between subsidiaries as of December 31, 2005 and June 30, 2006 are summarized as follows (these amounts have been eliminated on consolidation):

	Millions
Balance Sheet Items	2005		2006
Notes and accounts receivable – trade	(Won)	239,545	197,380
Accounts receivable – other		16,220	15,377
Accounts payable – other		344,207	240,531
Key money deposits		35,298	31,528

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

Significant account balances which occurred in the normal course of business with equity method investees as of December 31, 2005 and June 30, 2006 are summarized as follows:

Transaction Parties		Balance Sheet Items	Millions
			2005		2006
KT	KDB	Trade notes and accounts receivable	(Won)	88,891	56,782
KT	Other	Trade notes and accounts receivable		24,840	5,301
KT	Pivotec Co., Ltd.	Accounts payable		15,008	10,655
KT	eNtoB	Accounts payable		24,639	13,780
KT	KOID	Accounts payable		15,895	12,657
KT	KTRD	Accounts payable		14,879	7,908
KT	KOIS	Accounts payable		10,709	8,868
KT	Goodmorning F	Accounts payable		2,678	5,750
KT	Other	Accounts payable		460	676

Significant transactions which occurred in the normal course of business with and between subsidiaries for the six-month periods ended June 30, 2005 and 2006 are summarized as follows (these amounts have been eliminated on consolidation):

	Millions
	2005		2006
Operating revenues	(Won)	416,886	392,960
Operating expenses		657,720	623,693
Contributions received for losses on universal telecommunications services		10,284	6,000
Other income		5,827	67
Purchases of property, plant and equipment		120,242	—

Significant transactions which occurred in the normal course of business with equity method investees for the six-month periods ended June 30, 2005 and 2006 are summarized as follows:

Transaction Parties		Income Statement Items	Millions
			2005		2006
KT	KDB	Sales	(Won)	64,284	47,392
KT	KOID	Sales		5,668	6,332
KT	KOIS	Sales		4,541	8,292
KT	Other	Sales		1,981	977
KT	KOID	Purchases		47,279	52,468
KT	KTRD	Purchases		—	17,381
KT	Goodmorning F	Purchases		27,074	18,817
KT	KOIS	Purchases		33,922	34,536
KT	Pivotec Co., Ltd.	Purchases		11,534	16,984
KT	NtoB	Purchases		44,091	47,021
KT	Other	Purchases		1,452	2,410

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(b)	Cash Equivalents

The Group considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(d)	Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing notes and accounts receivable. The Group determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Balance at beginning of period	(Won)	702,635	613,873
Provision		120,048	80,733
Write-offs		(208,810)	(112,219)

Balance at end of period	(Won)	613,873	582,387

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The Group records inventory valuation losses in its cost of goods sold (“a component of operating expenses”).

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(f)	Investments in Securities

Upon acquisition, the Group classifies certain debt and equity securities, excluding investment securities under the equity method of accounting, into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination is reassessed at each balance sheet date. Investments in debt securities that the Group has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments, excluding investment securities under the equity method of accounting, not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Such determination is reassessed at each balance sheet date.

Trading securities are carried at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a capital adjustment. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are valued at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary right on certain investment securities held by investment management companies are recorded at fair value as determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, that are not controlled, but under the Group’s significant influence, the Group utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Group can exercise influence over the operating and financial policies of an investee. The ability to exercise that influences may be indicated in several ways, such as the Group’s representation on its board of directors, the Group’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if a member of the Group owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated (see note 2(a)), the Group generally presumes that the investee is under significant influence.

Under the equity method of accounting, the Group’s initial investment is recorded at cost and is subsequently increased to reflect the Group’s share of the investee income and reduced to reflect the Group’s share of the investee losses or dividends received. Any excess in the Group’s acquisition cost over the Group’s share of the investee’s identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill or other intangibles is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amounts may not be recoverable, the Group reviews investor-level goodwill or other intangibles for impairment.

Some investee companies depreciate their machinery and equipment by the straight-line method in accordance with Korean GAAP considering the attributes and nature of the underlying assets. Accordingly, the Group does not conform the depreciation method of those investees to the declining-balance method used by the Group.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while income and expense items in the consolidated statements of earnings are translated at the average rate during the year and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

Under the equity method of accounting, the Group does not record its share of losses of an affiliate when such losses would make the Group’s investment in such entity less than zero unless the Group has guaranteed obligations of the investee or is otherwise committed to provide additional financial support. If the Group holds preferred stock or long-term debt issued by the affiliate, the Group’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to income as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, as well as the assets of KTF and some subsidiaries which are depreciated using the straight-line method due to the characteristics and nature of property, plant and equipment) based on the following estimated useful lives of the related assets:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment and furniture and fixtures	2-8

The Group recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, or construction of property, plant and equipment as an expense in the period in which they are incurred.

The Group tests for impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(i)	Contributions Received for Capital Expenditures

Contributions received from governmental and related entities for capital expenditure are reflected as a reduction from the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditure, are presented as a deduction of received assets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(j)	Intangible Assets

(i)	Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

Accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether (1) the acquisition of the controlling interest of an investee is the original acquisition or (2) the purchase represents an additional equity purchase of a controlled entity. When the Group first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s identifiable net assets’ fair value is recorded as goodwill. However, for additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus).

Amortization of goodwill of (Won)65,057 million and (Won)66,413 million for the six-month periods ended June 30, 2005 and 2006, respectively, and amortization of negative goodwill of (Won)259 million for the six-month periods ended June 30, 2005 and 2006, are included in operating expenses and other income, respectively, in the consolidated statements of earnings.

(ii)	Other Intangible Assets

Other intangible assets, consisting of exclusive rights usage and software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 15 months to 50 years. The Group has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Group amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

(iii)	Research and Development Costs

The Group charges research and development costs to expense as incurred. However, development costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, internal software development costs, after technological feasibility tests, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Group expensed research and development costs of (Won)109,928 million and (Won)96,789 million for the six-month periods ended June 30, 2005 and 2006, respectively. In addition, the Group capitalized development costs, which consisted of software, of (Won)15,739 million and (Won)38,346 million for the six-month periods ended June 30, 2005 and 2006, respectively.

The Group reviews for impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(k)	Valuation of Receivables at Present Value

Receivables arising from extended payment terms which generally involve sales of personal communication service (“PCS”) handsets, are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables and is amortized using the effective interest method over the payment period. The amount amortized is included in interest income.

(l)	Convertible Notes and Bonds with Warrants

Effective January 1, 2003, the Group adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities” related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the Statement, the Group recognizes interest expense on convertible notes and bonds with warrants issued prior to the effective date as a single accounting unit.

(m)	Retirement and Severance Benefits

Employees who have been with the Group for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Group. The Group’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. Deposits for severance benefits insurance are, therefore, reflected in the accompanying balance sheets as a reduction from the accrual for retirement and severance benefits.

(n)	Provisions, Contingent Liabilities and Contingent Assets

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. In cases where an obligation is settled, the Group recognizes the amount reimbursable from a third party as a separate asset when it is virtually certain that the reimbursement will be received. In such case, income, if any, recognized on receipt of the reimbursement is presented net of the charges made in connection with the provision.

The Group records an accrual for the marketing costs associated with providing gifts under the customer call bonus program when call bonus points are earned. The accrual is recorded in other long-term liabilities in the accompanying balance sheets. The accrual is adjusted periodically based on points earned, points redeemed and changes in estimated costs.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(o)	Revenue Recognition

The Group derives revenue principally from telephone services, PCS service, Internet service, and data communication service. Revenues derived from telephone services are recognized on a service-rendered basis. Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

PCS service revenues consist of PCS handset sales, non-refundable initial subscription fees, fixed monthly access fees and usage charges. The Group recognizes sales on PCS handsets when these are delivered to the dealers, fixed monthly access fees in the period earned, and usage charges at the time services are rendered.

Internet service revenues and data communication service revenue are recognized as revenue at the time services are rendered.

Non-refundable service initiation fees for telephone service, Internet service, PCS service and data communication service are recognized as revenue in the period earned.

(p)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2005 and June 30, 2006, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at (Won)1,013.0 to US$1 and (Won)960.3 to US$1, respectively, the rates are permitted by Korean Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate at the date of the transaction.

The Group accounts for foreign exchange translation gains and losses on all borrowings, as an expense in the period in which they are incurred.

(q)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations. For the six-month periods ended June 30, 2005 and 2006, all derivative instruments were recorded as trading contracts.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(r)	Leases

Prior to January 1, 2006, the Group accounted for and classified its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards. If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under a capital lease.

-	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

-	The lease has a bargain purchase option.

-	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

-	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed on a straight-line basis over the lease term.

Effective January 1, 2006, the Group adopted SKAS No. 19, Leases. According to the statement, whether a lease is a capital lease or an operating lease depends on the substance of the transaction rather than the form of the contract. Examples of situations that individually or in combination would normally lead to a lease being classified as a capital lease are:

-	The lease transfers ownership of the asset to the lessee by the end of the lease term.

-	The lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable and it is reasonably certain, at the inception of the lease, that the option will be exercised.

-	The lease term is for the major part of the economic life of the asset even if title is not transferred.

-	At the inception of the lease the present value of the minimum lease payments amount to at least substantially all of the fair value of the leased asset.

-	The leased assets are of such a specialized nature that only the lessee can use them without major modifications.

However, as allowed by the transition clause of the statement, the Group continues to account for and classifies its lease transactions as an operating or capital lease, depending on terms of the lease under Korean Lease Accounting Standards commenced prior to the effective date of SKAS No. 19.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(s)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity.

Deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability, as appropriate.

(t)	Dividends Payable

Annual dividends are recorded when resolved by the board of directors and approved by the shareholders. However, interim dividends are recorded when approved by the board of directors based on the Company’s articles of incorporation.

(u)	Stock Options

The stock option program allows the Group’s officers to acquire shares of the Group. The option exercise price is generally fixed above the market price of underlying shares at the date of the grant. The Group values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

The proceeds received are credited to common stock (par value) and capital surplus when the options are exercised. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment account are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment account are reversed to capital surplus.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(v)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

(w)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Actual results could differ from those estimates.

(x)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(y)	Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Group’s foreign subsidiaries and operations are translated into Korean Won at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the fiscal year. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation adjustment in stockholders’ equity.

(z)	Accounting for the Disposal of an Equity Interest in a Consolidated Subsidiary

Gains or losses on the Group’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Group records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity (capital adjustments).

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:

(i)	Cash and cash equivalents, short-term financial instruments, notes and accounts receivable - trade, accounts receivable - other, trading securities, available-for-sale securities, notes and accounts payable - trade, short-term borrowings and accrued expenses

The carrying amount approximates fair value because these instruments are either carried at fair value or because of the short maturity of these instruments.

(ii)	Investment securities

The fair value of equity securities of non-affiliates and debt securities are estimated based on quoted market prices. For those investments for which there were no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the fair value of unquoted investments is provided below.

(iii)	Loans to employees

The carrying amount of loans included in other current assets approximate fair value due to the short term maturities of these loans. The fair value of long-term loans in other assets is estimated based on discounted cash flows using current rates offered for loans of the same remaining maturities.

(iv)	Long-term debt

The fair value of the long-term debt, including the current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(v)	Interest rate swaps, interest currency swaps and other derivatives

The fair values of interest rate swaps, interest rate swaptions, currency swaps, interest currency swaps, currency forwards and currency options are estimated based on quotes obtained from dealers.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)	Fair Value of Financial Instruments, Continued

The estimated fair values of the Company’s significant financial instruments at December 31, 2005 and June 30, 2006 are summarized as follows:

	2005 (millions)			2006 (millions)
	Carrying amount		Fair value	Carrying amount	Fair value
Cash and cash equivalents	(Won)	1,546,643	1,546,643	1,080,687	1,080,687
Short-term financial instruments		640,077	640,077	622,551	622,551
Notes and accounts receivable - trade		2,455,882	2,455,882	2,410,699	2,410,699
Accounts receivable - other		285,224	285,224	315,883	315,883
Trading securities		250,165	250,165	331,602	331,602
Available-for-sale securities:
• Practicable to estimate fair value		34,416	34,416	73,099	73,099
• Not practicable		44,312	N/A	35,714	N/A
Held-to-maturity securities		105,070	105,068	53,211	53,211
Fair value due to derivatives contracts - asset		10,001	10,001	18,146	18,146
Loans to employees		423,309	370,543	344,364	305,657
Notes and accounts payable - trade		866,523	866,523	748,964	748,964
Short-term borrowings		113,298	113,298	160,706	160,706
Accrued expenses		457,615	457,615	589,703	589,703
Fair value due to derivatives contracts - liability		131,599	131,599	213,359	213,359
Long-term debt, including current portion		8,566,768	8,357,750	7,551,806	7,399,290

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)	Fair Value of Financial Instruments, Continued

It was not practicable to estimate the fair value of investments in unlisted companies. Additional information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the years ended December 31, 2005 and for the six-month period ended June 30,2006 are summarized as follows:

	2005 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity (deficit)	Revenues	Net income (loss)
Onse Telecom	8.6	(Won)	6,181	290,952	62,737	366,410	(30,946)
Korea Software Financial Cooperative	1.4		1,000	118,593	105,850	6,592	575
Polytech Adventure Town, Inc.	6.7		200	2,893	2,498	5,933	(94)
Real Telecom Corporation	6.5		—	18,321	(12,478)	10,760	(9,048)
Korea Information Certificate Authority, Inc.	9.4		2,000	20,638	14,345	14,058	1,601
Mirae Asset Securities Co., Ltd. (*)	4.4		5,000	1,347,772	305,288	298,394	62,696
On Game Network Inc.	11.4		1,061	23,438	18,844	27,040	5,278
Other	—		28,870	------------------ Not available -----------------

		(Won)	44,312

	2006 (millions)
	Percentage ownership	Carrying amount		Total assets	Stock- holders’ equity	Revenues	Net income (loss)
Onse Telecom	8.6	(Won)	6,181	282,097	58,153	86,164	(4,861)
Korea Software Financial Cooperative	1.4		1,000	120,462	111,067	3,631	2,563
Polytech Adventure Town, Inc.	6.7		200	3,058	2,482	868	(16)
Korea Information Certificate Authority, Inc.	9.4		2,000	21,975	14,935	3,094	590
On Game Network Inc.	11.4		1,061	25,870	21,783	16,001	2,940
Other	—		25,272	---------------- Not available ----------------

		(Won)	35,714

*	On Februry 15, 2006, the shares of Mirae Asset Securities Co., Ltd., the investment which was accounted under cost method in the line item of available-for-sale, were listed in the Korea Stock Exchange.

(ab)	Recent Changes in the Statements of Korea Financial Accounting Standards

Effective January 1, 2006, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 18 Interests in Joint Ventures, No. 19 Lease and No. 20 Related Party Disclosures. As allowed by these standards, prior year balances were not reclassified to conform with the current year presentation.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(3)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six-month period ended June 30, 2006, have been translated into United States dollars at the rate of (Won)948.5 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Cash on hand	(Won)	6,345	24,111
Checking accounts		24,339	40,910
Passbook accounts		50,882	26,577
Cash in transit		406,790	315,497
Money market deposit accounts		298,383	277,273
Money market fund		656,872	100,245
Repurchase agreements		7,000	92,236
Foreign currency deposits		59,017	41,796
Other		37,015	162,042

	(Won)	1,546,643	1,080,687

(5)	Restricted Deposits

There were certain amounts included in short-term financial instruments and long-term financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2005 and June 30, 2006 as follows:

	Millions
	2005		2006
Short-term financial instruments	(Won)	7,371	2,552
Long-term financial instruments		89	92

	(Won)	7,460	2,644

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(6)	Inventories

Inventories as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Merchandise(*)	(Won)	295,513	315,664
Less : Valuation allowance		(41,944)	(45,570)
Construction and repair materials		53,696	24,886
Other		52,848	9,107

	(Won)	360,113	304,087

(*)	Merchandise mainly consists of PCS handsets, PDA devices and fixed-line handsets.

The Group recognized inventory valuation losses of (Won)15,712 million and (Won)41,805 million included in cost of goods sold for the six-month period ended June 30, 2005 and 2006.

(7)	Other Current Assets

Other current assets as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Current portion of long-term loans to employees	(Won)	114,205	89,886
Prepaid expenses		33,495	81,576
Deposits		90,361	125,130
Accrued interest income		11,674	11,923
Short-term loans, net		10,413	26,005
Fair value of derivative contracts (note 23(c))		13,164	18,146
Deferred income tax assets, net (note 26(d))		303,687	315,524
Other		160	379

	(Won)	577,159	668,569

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(8)	Investments in Securities

Investments in securities as of December 31, 2005 and June 30, 2006 are summarized as follows:

(a)	Trading securities (fair value)

	Millions
	2005		2006
Mutual funds	(Won)	250,165	331,602

(b)	Available-for-sale securities

(i)	Equity securities

	Percentage of ownership (%)		Millions
	2005	2006	2005		2006
Current assets:
Knowledge Plant, Inc.*	4.4	0.3	(Won)	7,931	325

Investment assets:
Korea Software Financial Cooperative	1.4	1.4	(Won)	1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
Mirae Asset Securities Co., Ltd. *	4.4	3.7		5,000	52,900
On Game Network Inc.	11.4	11.4		1,061	1,061
GaeaSoft Corp.*	2.1	2.0		1,438	710
KRTnet Corporation*	7.5	7.4		4,416	3,927
SOLiD Technologies, Inc.*	4.8	4.8		7,880	4,900
VACOM Wireless, Inc.	16.8	16.8		719	719
ESTsoft Corp.	15.0	15.0		1,650	1,650
CEC Mobile	16.7	16.7		1,507	1,508
Onse Telecom	8.6	8.6		6,181	6,181
Wide Telecom, Inc*	0.5	0.1		24	12
Dalsvyaz*	2.6	2.6		198	627
Hallim Venture Capital Corporation * (“HVCC”)	—	6.6		—	894
Other	—	—		25,213	21,853

			(Won)	58,287	99,942

*	Investments in these equity securities are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.

The Group recognized an impairment loss on available-for-sale securities of (Won)3,901 million and (Won)3,659 million for the six-month periods ended June 30, 2005 and 2006, respectively.

During 2006, KTF disposed of part of its investment in Knowledge Plant, Inc., as well as certain other investments and recognized a gain, net on the disposal of available-for-sale securities amounting to (Won)11,882 million, collectively, for the six-month period ended June 30, 2006.

In 2005, KTH accounted for its investment in HVCC under the equity method of accounting due to its significant management control. However, from 2006, KTH no longer has rights to appoint board members of HVCC due to an amendment of the shareholders’ agreement. As a result, KTH reclassified its investment in HVCC into available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(8)	Investments in Securities, Continued

(ii)	Debt securities

		Millions
	Maturity	2005		2006
Current assets:
Beneficiary certificates	2006~2007	(Won)	7,478	5,259

Investment assets:
Government and municipal bonds	2007~2012	(Won)	1,816	1,644
Other	2007		3,216	1,643

		(Won)	5,032	3,287

(c)	Changes in unrealized gains (losses) on available-for-sale securities for the the year ended December 31, 2005 and for the six-month ended June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Beginning balance	(Won)	7,797	11,672
Realized gains on disposal of securities, net		(7,927)	(3,175)
Changes in unrealized gains and losses, net		11,802	45,868

Balance at end of period		11,672	54,365

Deferred tax effect		(2,374)	(13,849)

Balance at end of period, net of tax	(Won)	9,298	40,516

(d)	Held-to-maturity securities

	Millions
	2005		2006
Current assets:
Government and municipal bonds	(Won)	98	199
Beneficiary certificates (note 23(h))		—	52,458

	(Won)	98	52,657

Investment assets:
Government and municipal bonds	(Won)	567	454
Beneficiary certificates (note 23(h))		104,305	—
Other		100	100

	(Won)	104,972	554

During 2003, KTF acquired beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (see note 23(h)). For the six-month periods ended June 30, 2005 and 2006, KTF recognized the difference between the fair value and acquisition cost as impairment loss of (Won)10,729 million and as reversal of impairment loss of (Won)7,608 million, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(9)	Equity Securities of Affiliates

Investments in affiliated companies accounted for using the equity method as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Percentage Ownership (%)		Millions
			2005			2006
	2005	2006	Net asset		Book value	Net asset	Book value
Listed:
HVCC	6.6	—	(Won)	1,701	—	—	—

Unlisted:
Mongolian Telecommunications Co.	40.0	40.0		8,586	8,586	8,901	8,901
Sky Life Contents Fund	22.5	22.5		4,915	4,915	4,971	4,971
Korea Information Technology Fund	33.3	33.3		102,853	102,853	104,536	104,536
Korea IT Venture Partners Inc.	28.0	28.0		8,891	8,891	8,239	8,239
Goodmorning F Co., Ltd.	19.0	19.0		508	508	562	562
KBSi Co., Ltd.	32.4	32.4		2,638	2,638	2,845	2,845
Korea Telephone Directory Co., Ltd.	34.0	34.0		6,410	6,410	8,129	8,129
eNtoB Corp.	23.8	23.8		4,792	4,792	4,775	4,775
Pivotec Co., Ltd.	15.6	15.6		3,321	3,165	5,423	5,402
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0		1,978	1,978	1,590	1,590
Korea Digital Satellite Broadcasting Co. (“KDB”)	29.9	26.7		(17,440)	28,169	(15,652)	24,280
Korea Information Data Corp.	19.0	19.0		10,706	10,706	11,195	11,195
Korea Information Service Corp.	19.0	19.0		6,803	6,803	7,373	7,373
KT Instrument & Communication Corp.	19.0	19.0		413	413	380	380
Bank Town Co., Ltd.	19.0	—		572	572	—	—
MOSTech Co., Ltd.	—	18.6		—	—	1,143	5,000
Harex InfoTech Inc.	21.2	21.2		1,166	2,698	938	2,278

			(Won)	147,112	194,097	155,348	200,456

As discussed in note 8, in 2006, KTH reclassified its investment in HVCC into available-for-sale securities.

In January 2006, KT disposed of all of its holdings of equity shares in Bank Town Co., Ltd. and recognized a gain on disposal of securities of affiliates amounting to (Won)4,871 million.

In 2006, KT purchased 200,000 shares of MOStech Co. amounting to (Won)5,000 million. As a result, KT obtained an 18.6% of ownership interest in MOStech Co., Ltd.

The Group has recorded unrealized losses of (Won)6,097 million and (Won)3,167 million relating to the above affiliates as of December 31, 2005 and June 30, 2006, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

The Group received dividends of (Won)332 million and (Won)76 million from affiliates for the six-month periods ended June 30, 2005 and 2006.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(10)	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2005 were as follows:

	Millions
	2005
	Beginning balance		Acquisition cost	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	(Won)	1,167,683	599	1,247	—	24,010	1,191,045
Buildings and structures		3,341,029	31,477	14,174	148,554	270,288	3,480,066
Machinery and equipment		10,200,588	119,699	143,462	2,828,909	2,097,695	9,445,611
Vehicles		24,817	1,848	506	9,294	687	17,552
Tools, furniture and fixtures		543,221	264,052	20,179	306,800	111,587	591,881
Construction in progress		444,117	2,453,124	392	—	(2,535,972)	360,877

	(Won)	15,721,455	2,870,799	179,960	3,293,557	(31,705)	15,087,032

Changes in property, plant and equipment for the six-month period ended June 30, 2006 were as follows:

	Millions
	2006
	Beginning balance		Acquisition cost	Disposals	Depreciation	Others	Book value as of June 30, 2006
Land	(Won)	1,191,045	13	1,189	—	3,280	1,193,149
Buildings and structures		3,480,066	105	12,513	76,628	67,825	3,458,855
Machinery and equipment		9,445,611	22,665	23,994	1,301,423	921,868	9,064,727
Vehicles		17,552	710	138	3,257	559	15,426
Tools, furniture and fixtures		591,881	67,302	17,775	136,438	46,737	551,707
Construction in progress		360,877	1,295,821	—	—	(1,046,289)	610,409

	(Won)	15,087,032	1,386,616	55,609	1,517,746	(6,020)	14,894,273

Property, plant and equipment are insured against fire damage up to an amount of (Won)1,901,458 million and (Won)1,959,866 million as of December 31, 2005 and June 30, 2006, respectively. Additionally, the Group maintains insurance policies covering loss and liability arising from automobile accidents.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(11)	Other Assets

Other assets as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Frequency usage rights, net (note 12)	(Won)	1,147,174	1,098,586
Long-term loans to employees		307,308	254,477
Leasehold rights and deposits		309,599	310,373
Goodwill		618,000	553,941
Negative goodwill		(1,036)	(777)
Other intangible assets		369,061	356,017
Long-term accounts receivable - trade		123,578	128,528
Long-term accounts receivable - other		10,284	15,258
Deferred income tax assets (note 26)		39,616	15,700
Other		134,763	141,186

	(Won)	3,058,347	2,873,289

(12)	Frequency Usage Rights

During 2001, KTICOM acquired an IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for (Won)1,300 billion. KTICOM was merged into KTF on March 6, 2003. KTICOM paid 50%, or (Won)650 billion, of this amount in 2001 and the net present value of the remaining (Won)650 billion unpaid balance is recorded as long-term account payable - other in the accompanying consolidated balance sheet as of June 30, 2006. This right has a contractual life of 15 years and is amortized based on the date commercial service was initiated through to the end of its contractual life. KTF began amortizing the frequency usage right on December 1, 2003.

During 2005, KT acquired Wireless Broadband (“WiBro”) portable internet frequency usage rights and a license to operate the WiBro business in the Republic of Korea from the MIC for (Won)125,800 million. KT recorded the amount as frequency usage rights included in other assets in the accompanying balance sheet as of June 30, 2006. The rights have a contractual life of 7 years from the grant date and are being amortized over their remaining contractual life commencing on June 30, 2006 when commercial service was initiated.

The net amount of the frequency usage rights as of December 31, 2005 and June 30, 2006 was as follows:

	Millions
	2005		2006
Frequency usage rights	(Won)	1,342,023	1,342,023
Less: Accumulated amortization		(194,849)	(243,437)

	(Won)	1,147,174	1,098,586

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(12)	Frequency Usage Rights, Contined

Long-term accounts payable - other related to the IMT-2000 frequency usage right is stated at the net present value of future cash flows, calculated using KTICOM’s effective interest rate (9.93%) at the time of receipt of the frequency usage right. The balances as of December 31, 2005 and June 30, 2006 were as follows:

	Millions
	2005		2006
Long-term accounts payable - other	(Won)	650,000	650,000
Less: Present value discount		(90,460)	(79,066)

	(Won)	559,540	570,934
Less: Current portion, net of discount		—	(87,056)

	(Won)	559,540	483,878

The maturities of the KTF’s long-term accounts payable - other related to frequency usage right outstanding as of June 30, 2006 were as follows:

Fiscal year ending June 30,	Millions
2007	(Won)	90,000
2008		110,000
2009		130,000
2010		150,000
Thereafter		170,000

	(Won)	650,000

(13)	Short-term Borrowings

Short-term borrowings (all of which mature within one year) as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Interest rate per annum (%)	Millions
		2005		2006
Commercial paper	4.55~4.78,
	CD+0.8~0.9	(Won)	5,000	45,000
Borrowings from banks	5.17~6.50%		90,569	108,126
Short-term borrowings in foreign currency	Libor 0.4~0.6%		17,729	7,580

		(Won)	113,298	160,706

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(14)	Other Current Liabilities

Other current liabilities as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Key money deposits	(Won)	99,913	118,270
Unearned income		5,967	11,169
Fair value of derivative contracts (note 23(c))		131,599	213,359
Other		18,900	21,062

	(Won)	256,379	363,860

(15)	Long-term Debt

Long-term debt as of December 31, 2005 and June 30, 2006 is summarized as follows:

	Interest rate per annum (%)	Maturity date	Millions
			2005		2006
Local currency (Won) debt:
Bonds	3.13~9.02	2006~2015	(Won)	6,679,916	5,907,751
Borrowings from banks	4.90~6.57	2006~2008		120,800	130,750
Information and Telecommunication Improvement Fund	4.16~6.85	2006~2010		117,951	88,114

				6,918,667	6,126,615

Foreign currency debt:
Convertible notes issued in January 2002 (USD)	0.25	2007		14,812	14,812
Yankee bonds (USD)	7.63	2006~2007		354,550	192,060
Bonds (USD)	—	2006		151,950	—
MTNP notes (USD)	4.88~6.50	2014~2034		1,114,300	1,248,390
Bonds (JPY)	—	2006		40,280	—
Bank loans (USD)	Libor+1.70~3.50	2007~2010		8,104	6,242

				1,683,996	1,461,504

Total				8,602,663	7,588,119

Less: Current portion, net of discount of (Won)691 million in 2005 and (Won)1,085 million in 2006				1,206,397	720,038
Discount on bonds				35,895	36,313

			(Won)	7,360,371	6,831,768

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(15)	Long-term Debt, Continued

In June 2005, the Company updated its Medium Term Note Program (MTNP) from US$1 billion to US$2 billion. As of June 30, 2006, the Company had issued notes in the amount of US$1,300 million with a fixed interest rate under the MTNP. The notes are listed on the Singapore Stock Exchange. As of June 30, 2006, the unused portion of the MTNP amounted to US$700 million.

On January 4, 2002, the Company issued convertible notes with an aggregate face amount of US$1,317.8 million. In November 2004, certain holders of the convertible notes elected to use their option to redeem these convertible notes. As a result, on January 4, 2005, principal of US$1,115 million was repaid. As of June 30, 2006, principal of (Won)14,812 million ($11,245 thousand) remained outstanding. The remaining holders of the convertible notes are entitled to convert the notes into shares of the Company’s common stock or redeem the notes for the principal amount plus accrued interest until January 1, 2007.

Aggregate principal maturities for the Group’s long-term debt as of June 30, 2006 were as follows:

Fiscal year ending June 30,	Millions
2006	(Won)	721,123
2007		1,587,257
2008		442,988
2009		1,067,013
2010		1,081,348
Thereafter		2,688,390

	(Won)	7,588,119

(16)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone services. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(17)	Accrual for Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Estimated severance benefits accrual at beginning of year	(Won)	314,789	380,756
Provision for retirement and severance benefits		302,049	115,647
Payments		(109,931)	(36,021)
Withdrawal from the National Pension Fund, net		196	79
Increase for deposit of severance benefits insurance		(126,513)	(11,169)
Increase due to change of consolidated subsidiaries		166	—

Net balance at end of year	(Won)	380,756	449,292

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(17)	Accrual for Retirement and Severance Benefits, Continued

In 2005, KT Linkus offered a voluntary early retirement plan (“the Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. As a result, KT Linkus recorded costs of (Won)46,734 million related to this Plan during the six-month period ended June 30, 2005.

Deposits for severance benefit insurance amounting to (Won)765,458 million and (Won)776,627 million as of December 31, 2005 and June 30, 2006, respectively, are reflected in the accompanying consolidated financial statements as a deduction from the accrual for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Group transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Group and is accordingly reflected in the accompanying consolidated financial statements as a reduction from retirement and severance benefit liability. The cumulative balances of such transfers to the National Pension Fund were (Won)329 million and (Won)250 million as of December 31, 2005 and June 30, 2006, respectively. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

(18)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Accrual for customer call bonus points	(Won)	93,462	89,009
Payable under put and call agreement		46,000	46,000
Advance receipt		8,165	6,101
Key money deposits from customers		29,059	30,082
Other		1,814	1,734

	(Won)	178,500	172,926

(19)	Stockholders’ Equity

The number of the Company’s authorized shares is 1,000,000,000 shares, which consists of shares of common stock, par value of (Won)5,000 per share, and shares of non-voting preferred stock, par value of (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue shares of preferred stock up to one-fourth of the Company’s total issued capital stock. As of December 31, 2005 and June 30, 2006 is 284,849,400 shares of common stock had been issued, of which 71,792,753 shares and 77,014,753 shares were held in the treasury stock fund or in the treasury. The Company has not, as yet, issued any shares of preferred stock.

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retires its treasury shares by a charge to retained earnings rather than its common stock. Therefore, paid in capital is not in accordance with the amount which is generated by multiplying the number of shares issued by common stock of (Won)5,000 par value.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(20)	Capital Surplus

Capital surplus as of December 31, 2005 and June 30, 2006 is summarized as follows:

	Millions
	2005		2006
Paid-in capital in excess of par value	(Won)	1,440,258	1,440,258
Goodwill of additional equity in consolidated subsidiaries		(181,649)	(241,080)
Other, net		130,613	145,964

	(Won)	1,389,222	1,345,142

The line item, “Other, net”, mainly consists of the effects of consolidated subsidiaries issuing common stock retiring treasury stock and merging.

(21)	Appropriated Retained Earnings

Retained earnings appropriated to various reserves as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	2005		2006
Legal reserve	(Won)	780,499	780,499
Reserve for technology and human resource development		350,000	350,000
Reserve for business rationalization		443,416	443,416
Reserve for business expansion		4,000,000	4,000,000
Reserve for redemption of telephone bonds		207,947	207,947
Reserve for social overhead capital		30,000	—

	(Won)	5,811,862	5,781,862

Retained earnings appropriated to the legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires the Company to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

Under the Special Tax Treatment Control Law, the Company is allowed to appropriate a reserve for technology and human resources development in order to recognize certain tax deductible benefit through the early recognition of future expenditures for tax purposes. This reserve may be restored to retained earnings in accordance with the relevant tax laws. Such amount is to be taken back into taxable income in the year of disappropriation. During 2005, the Company appropriated (Won)350,000 million of retained earnings into reserve for technology and human resources development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credit is allowed for certain investments. However, the Company was required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion, research and development, redemption of telephone bonds and for social overhead capital, each regarded as a voluntary reserve, at its own discretion.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(21)	Appropriated Retained Earnings, Continued

The Company appropriated reserve for loss on retirement of treasury stock of (Won)38,431 million, which was approved by shareholders’ meeting held on March 10, 2006. The appropriation fully offset previous losses incurred on retirement of treasury stock.

(22)	Treasury Stock

(a)	Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,259,170 shares as of December 31, 2005 and June 30, 2006, respectively.

(b)	Issuance to the convertible notes holders

During 2005, certain holders of convertible notes (as described in note 15), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 85 shares of treasury stock were issued to the note holders for the year ended December 31, 2005.

(c)	Contribution to Employee Stock Ownership Association

On August 26, 2005, the Company contributed 2,297,580 shares of treasury stock to the KT employee stock ownership association (“ESOA”). The difference between carrying value of the treasury stock and its fair value amounting to (Won)30,405 million was recorded as a loss on disposal of treasury stock and the fair value of (Won)91,673 million was recorded as employee benefits expense for the year ended December 31, 2005.

(d)	Changes in treasury stock

Changes in treasury stock for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 were as follows:

	2005			2006
	Number of shares	Millions		Number of shares	Millions
Balance at beginning of period	74,090,418	(Won)	3,962,568	71,792,753	(Won)	3,840,485
Issuance to convertible note holders	(85)		(5)	—		—
Contribution to ESOA	(2,297,580)		(122,078)	—		—
Retirement of treasury stock	—		—	5,222,000		213,664

Balance at end of period	71,792,753	(Won)	3,840,485	77,014,753	(Won)	4,054,149

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(23)	Commitments and Contingencies

(a)	Legal and regulatory matters

During 2001, the Korean Fair Trade Commission (“FTC”) imposed a fine of (Won)30,700 million against the Company for allegedly assisting its affiliates by paying them unreasonably high service fees in violation of the fair trade laws. The Company recognized an expense of (Won)30,700 million for this claim during 2001. The Company appealed against this fine. In October 2004, the Seoul High Court partially reversed the FTC’s decision and decreased the fine from (Won)30,700 million to (Won)2,400 million. During 2005, the Company and the FTC appealed against this decision to the Supreme Court of Korea. As of December 31, 2005 and June 30, 2006, due to the ongoing appeal, the ruling by the Seoul High Court is not reflected in the accompanying financial statements.

In the second half of 2004, the FTC began a separate antitrust investigation of the Company into alleged unfair collaborative practices of fixed-line telephone and broadband internet service providers during the period from 2002 to 2004. On May 25, 2005, the FTC imposed a fine of (Won)116,021 million to the Company related to local telephone services and leased line services for Internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)23,870 million to the Company related to domestic and international long-distance services. Although the Company appealed against the FTC’s decision related to the above services to the Seoul High Court, the Company recognized these fines as taxes and dues within operating expenses for the year ended December 31, 2005.

The Group is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won)76,449 million as of June 30, 2006. The Group accrued (Won)8,616 million related to the claims as of June 30, 2006. Management believes that the ultimate settlement of these matters, and the matter described in the previous paragraph, will not have a material adverse effect on the Group’s financial position, results of operations or cash flows.

(b)	Shareholders’ agreement between KT and DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, the Company and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its shares to the Company if an agreed target network coverage within Korea is not met by December 31, 2008. If the put-option is exercised by DoCoMo, the Company will be required to purchase all of the KTF shares from DoCoMo at DoCoMo’s acquisition price plus accrued interest by February 15, 2009.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(23)	Commitments and Contingencies, Continued

(c)	Derivatives contracts

For the year ended December 31, 2005 and the six-month period ended June 30, 2006, the Group entered into various derivatives contracts with various financial institutions. Details of these derivative contracts were as follows:

Type of transaction	Financial institution	Description
Interest rate swaps	JP Morgan and others	Transactions to exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	JP Morgan and others	Transactions to exchange foreign currency cash flow for domestic currency cash flow for a specified period
Currency interest rate swaps	Merrill Lynch and others

Transactions to exchange foreign currency fixed (variable) interest rate for domestic currency variable (fixed) interest rate for a specified period. At maturity, the Company receives foreign currency principal and pays domestic currency principal.

Interest rate swaption	Citibank	Transaction to sell an option to receive fixed interest amounts and pay variable interest amounts after a specified period
Currency forwards	Shinhan Bank and others	Transactions to exchange a specified currency at the agreed exchange rate at a specified date
Currency option	Shinhan Bank	Right to sell or buy a specified currency at the agreed exchange rate during a specified period of time
Currency futures	Tong Yang futures	Standardized agreement to exchange a specified currency at the agreed exchange rate at a stipulated future date

All of these contracts are for trading purposes and the gains and losses are recorded in the current period.

The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2005 and June 30, 2006 were as follows:

	Won in millions, USD in thousands
	2005					2006
Transaction type	Contract amount		Fair value			Contract amount		Fair value
			Assets		Liabilities			Assets		Liabilities
Interest swap	(Won)	631,240	(Won)	9,055	15,165	(Won)	811,240	(Won)	18,039	14,006
		$350,000					$200,000
Currency swap		$170,000		3,163	30,767		$30,525		107	2,380
Currency interest rate swap		$700,000		946	81,971		$700,000		—	196,973
Currency option		¥2,000,000		—	3,696		$—		—	—

Total	(Won)	631,240				(Won)	811,240
		¥2,000,000
		$1,220,000	(Won)	13,164	131,599		$930,525	(Won)	18,146	213,359

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(23)	Commitments and Contingencies, Continued

(c)	Derivatives contracts, Continued

The gains and losses on the derivatives contracts for the six-month periods ended June 30, 2005 and 2006 were as follows:

	Millions
	2005					2006
Transaction type	Valuation gain		Valuation loss	Transaction gain	Transaction loss	Valuation gain	Valuation loss	Transaction gain	Transaction loss
Interest swap	(Won)	866	3,243	—	—	10,117	1,304	3,650	4,251
Interest rate swaption		—	—	—	353	—	—	—	—
Currency swap		5,513	—	186	—	107	5,543	13	8,250
Currency Interest rate swap		43,975	635	—	11,481	—	115,948	483	3,463
Currency forwards		—	—	120	5,627	—	—	—	—
Currency Futures		—	—	—	—	—	—	143	—
Currency option		—	1,729	—	7,948	—	—	—	1,415

Total	(Won)	50,354	5,607	306	25,409	10,224	122,795	4,289	17,379

(d)	Credit facilities

The Group has entered into bank overdraft agreements with 4 banks for borrowings up to (Won)1,076,000 million, commercial paper issuance agreements with 4 banks for borrowings up to (Won)300,000 million and collateral loan agreements on accounts receivable with 5 banks for borrowings up to (Won)950,000 million. As of June 30, 2006, no amounts were outstanding under these facilities. In addition, the Group has received letters of credit up to US$18,472 with three banks and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank.

(e)	Guarantees provided by third parties

As of June 30, 2006, three financial institutions were providing guarantees for the Group covering contract biddings up to US$4.1 million and (Won)54,018 million.

(f)	Guarantees provided to third parties

As of June 30, 2006, KTP and KTH were providing guarantees amounting to (Won)1,436 million for repayment of certain loans in connection with employee stock ownership plans.

(g)	Collateral provided to third parties

As of June 30, 2005, KTN has issued 1 promissory note and 2 blank checks as collateral for certain loans

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(23)	Commitments and Contingencies, Continued

(h)	Disposal of KTF accounts receivable

On November 4, 2003, KTF established a PCS service installment receivables transfer program. Under this program, KTF sells receivables on a monthly basis and receives cash and beneficiary certificates. The amount of beneficiary certificates changes depending on the amount of disposals. KTF recognized a loss on disposal of trade accounts and notes receivable of (Won)5,939 million and (Won)6,078 million for the six-month periods ended June 30, 2005 and 2006, respectively. As of December 31, 2005 and June 30, 2006, the uncollected trade receivables under this program were (Won)355,969 million and (Won)296,514 million, respectively.

(i)	Leases

(i)	Operating leases

The Group maintains operating lease agreements for certain machinery and equipment from KT shipping S.A. and others. Annual future lease payments under the operating leases as of June 30, 2006 were as follows:

Fiscal period ending June 30,	Millions
2007	(Won)	6,706
2008		6,354
2009		5,576
2010		5,441
Thereafter		16,324

	(Won)	40,401

(ii)	Capital leases

As of June 30, 2006, the Group had capital lease agreements with GE Capital Korea Ltd. and others for certain machinery and equipment, for which the acquisition cost amounted to (Won)54,293 million. Depreciation expense on the leased machinery and equipment for the year ended December 31, 2005 and the six-month period ended June 30, 2006 amounted to (Won)11,191 million and (Won)6,885 million, respectively. Annual future minimum payments under the lease agreements (recorded primarily within other long-term liabilities) as of June 30, 2006 were as follows:

Fiscal period ending June 30,	Millions
2007	(Won)	11,924
2008		11,924
2009		10,946
2010		6,604
Thereafter		1,735

		43,133

Less: amount representing interest		(2,883)

	(Won)	40,250

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(23)	Commitments and Contingencies, Continued

(j)	Payment of a handset subsidy to mobile phone users

According to the provisions of the Telecommunications Business Law, as revised most recently, the Group is allowed to provide a handset subsidy to eligible mobile phone users limited to one time within the next two years beginning from March 27, 2006. Mobile phone users who have subscribed to the Group’s service or any other mobile carriers for 18 consecutive months are eligible. Pursuant to the Telecommunications Business Law, the Group may establish its subsidy policy regarding the criteria and amount of the payment. Moreover, the Group has the right to discontinue the payment depending on marketing strategies, if necessary. However, the Group is required to report changes in the service agreement, should they take place, to the Ministry of Information and Communication within 30 days of the effective date.

(24)	Operating Revenues

Operating revenues for the six-month periods ended June 30, 2005 and 2006 were as follows:

	Millions
	2005		2006
Internet services	(Won)	1,392,580	1,359,574
Data communication services		494,185	453,029
Telephone services		2,941,798	2,936,089
PCS services		2,560,367	2,714,476
Sales of PCS handsets		760,480	889,479
Satellite services		56,857	55,212
Other		283,275	390,222

	(Won)	8,489,542	8,798,081

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(25)	Operating Expenses

Operating expenses for the six-month periods ended June 30, 2005 and 2006 were as follows:

	Millions
	2005		2006
Salaries and wages	(Won)	1,073,292	1,042,074
Compensation expense (note 28)		1,624	245
Provision for retirement and severance benefits		180,547	115,647
Employee benefits		299,576	254,974
Communications		38,509	35,168
Utilities		93,382	103,157
Taxes and dues		211,940	110,110
Rent		113,923	130,150
Depreciation		1,508,083	1,498,199
Amortization		156,065	179,874
Repairs and maintenance		208,676	200,022
Automobile maintenance		13,490	15,078
Commissions		504,133	475,989
Commissions to sales agents		525,288	634,220
Entertainment		3,089	2,734
Advertising		127,252	120,423
Education and training		24,885	22,321
Research and development		109,926	96,789
Travel		23,417	20,455
Supplies		20,559	16,738
Interconnection charges		517,527	551,801
Cost of goods sold		750,937	815,061
Cost of services (commissions for system integration service and other miscellaneous services)		190,257	287,338
International line usage		83,786	102,510
Promotion		267,017	228,530
Provision for doubtful accounts		57,790	80,733
Other		111,908	161,120

		7,216,878	7,301,460
Less: amounts included in construction in progress		(22,156)	(26,245)

	(Won)	7,194,722	7,275,215

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(26)	Income Taxes

(a)	The Group is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Normal tax rates
Up to (Won)100 million	14.3%
Over (Won)100 million	27.5%

The components of income tax expense for the six-month periods ended June 30, 2005 and 2006 are as follows:

	Millions
	2005		2006
Current income tax expense	(Won)	322,958	339,230
Deferred income tax benefit		(6,306)	(4,536)

	(Won)	316,652	334,694

(b)	The charge for income taxes calculated using the statutory tax rates differs from the charge in the income statement for the six-month periods ended June 30, 2005 and 2006 for the following reasons:

	Millions
	2005		2006
Charge for income taxes at normal tax rates	(Won)	296,952	336,640
Tax effect of prior year’s additional income tax		3,879	198
Utilization of loss carryforwards		(14,985)	—
Investment tax credits		(88,898)	(66,027)
Impairment of deferred tax asset (*)		84,017	36,573
Decrease in deferred income tax liabilities from equity in gains of affiliates (**)		(37,573)	(1,418)
Tax effect of permanent differences		73,260	28,728

Actual provision for income taxes	(Won)	316,652	334,694

(*)	For the six-month periods ended June 30, 2005 and 2006, the Group concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates in the foreseeable future, which is construed usually to mean 5 years, and recognized an impairment of its deferred tax asset.
(**)	The Group did not recognize deferred income tax liabilities of (Won)37,573 million and (Won)23,164 million related to equity in earnings of affiliates as of June 30, 2005 and 2006, respectively, since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 29.3% and 27.3% for the six-month periods ended June 30, 2005 and 2006, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(26)	Income Taxes, Continued

(c)	The tax effects of temporary differences that resulted in significant portions of deferred income tax assets and liabilities as of December 31, 2005 and June 30, 2006 are presented below:

	Millions
	2005		2006
Deferred income tax assets:
Allowance for doubtful accounts	(Won)	142,724	154,422
Refundable deposits for telephone installation		16,215	15,908
Equity in losses of affiliates		410,401	428,110
Available-for-sale securities		6,722	—
Held-to-maturity securities		17,580	15,488
Derivatives		32,927	53,806
Contributions received for capital expenditures		40,658	41,640
Tax credit carryforwards		104,259	61,399
Loss carryforwards		20,088	18,776
Accrual for retirement and severance benefits		6,602	7,538
Other, net		96,246	120,772

Total deferred income tax assets		894,422	917,859

Allowance		(398,095)	(434,668)

Net deferred income tax assets		496,327	483,191

Deferred income tax liabilities:
Available-for-sale securities		—	5,387
Accumulated depreciation		37,440	28,528
Reserve for technology and human resource development		88,000	88,000
Accrued interest income		380	1,109
Equity in gains of affiliates		27,204	28,943

Total deferred income tax liabilities		153,024	151,967

Deferred income tax asset, net	(Won)	343,303	331,224

The Group did not recognize deferred income tax liabilities of (Won)16,887 million related to unrealized gains on equity securities of affiliates, net, recorded within capital adjustments as of June 30, 2006 since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(26)	Income Taxes, Continued

(d)	Under SKAS No. 16, the deferred tax amounts should be presented as net current assets or liabilities and net non-current assets or liabilities. As of June 30, 2006, details of classification of deferred tax assets (liabilities) are as follows:

	Temporary differences at June 30, 2006		Deferred tax assets (liabilities)
			Current	Non-current
Assets:
Allowance for doubtful accounts	(Won)	565,629	143,964	10,458
Refundable deposits for telephone installation		57,846	—	15,908
Equity securities of affiliates		1,303,009	—	(28,943)
Held-to-maturity securities		56,319	—	15,488
Derivatives		195,662	53,806	—
Contribution received for capital expenditures		151,418	—	41,640
Tax credit carryforwards		—	43,311	18,088
Loss carryforwards		68,276	4	18,772
Accrual for retirement and severance benefits		27,627	—	7,538
Other, net		435,613	90,215	23,999

		2,861,399	331,300	122,948

Liabilities:
Available-for-sale securities		13,922	—	5,387
Accumulated depreciation		103,592	—	28,528
Reserve for technology and human resources development		320,000	14,667	73,333
Accrued interest income		4,033	1,109	—

		441,547	15,776	107,248

	(Won)	2,419,852	315,524	15,700

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(27)	Earnings Per Share

Earnings per share of common stock for the six-month periods ended June 30, 2005 and 2006 were calculated as follows:

	Millions
	(except number of shares and earnings per share)
	2005		2006
(a) Basic earnings per share

Net earnings	(Won)	621,263	776,613
Weighted-average number of shares of common stock (in thousands)		210,759	211,978

Basic earnings per share (in Won)	(Won)	2,948	3,664

	Millions
	(except number of shares and earnings per share)
	2005		2006
(b) Diluted earnings per share, Continued

Net earnings	(Won)	621,263	776,613
Adjustments:
Interest expense on convertible notes		31	25

Net earnings available for common and common equivalent shares		621,294	776,638
Weighted-average number of common and common equivalent shares (in thousands)		211,010	212,238

Diluted earnings per share (in Won)	(Won)	2,944	3,659

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the period. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with the convertible notes.

Potentially dilutive securities as of June 30, 2005 and 2006 were as follows:

	No. of potentially dilutive shares (thousands)
	2005	2006
Convertible notes (note 15)	251	260
Stock options (note 28)	619	418

	870	678

Stock options were not considered in the determination of diluted earnings per share in 2005 and 2006 because the exercise price of the stock options was greater than the average market price of the common share and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(28)	Stock Options

The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant
Grant date	2002.12.26	2003.9.16	2003.12.12	2005.2.4	2005.4.28
Exercise price (in Won)	70,000	57,000	65,000	54,600	50,400
Number of shares	371,632	3,000	—	43,135	—
Exercise period	2004.12.27 ~2009.12.26	2005.9.17 ~2010.9.16	2005.12.13 ~2010.12.12	2007.2.5 ~2012.2.4	2007.4.29 ~2012.4.28

As of June 30, 2006, the stock option grants consisted of 417,785 shares of common stock, including 74, 370 shares under performance conditions. The Company adopted the fair value method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods. The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant
Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected option life	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years
Expected volatility	49.07% - 49.90%	34.49%	31.26% - 33.90%	33.41% - 42.13%	33.51% - 35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%
Fair value per option (in Won)	(Won)22,364	(Won)12,443	(Won)10,926	(Won)12,322	(Won)10,530
Total compensation cost (in millions)	(Won)8,311	(Won)38	—	(Won)532	—

The Company recognized a compensation expense of (Won)499 million and (Won)94 million for the six-month periods ended June 30, 2005 and 2006, respectively.

In addition, KTF, a subsidiary of KT, granted stock options to its officers. KTF also uses the fair value based method for the calculation of compensation expenses which is amortized to expense over the vesting period. KTF recognized (Won)5,113 million (accumulated) as capital adjustments as of June 30, 2006 and recognized stock option expense of (Won)151 million for the six-month period ended June 30, 2006. As of June 30, 2006, the amount recognized as a capital adjustment related to these stock options was (Won)2,458 million (net of minority interest).

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(29)	Segment Information

The Group has two reportable operating segments - wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. PCS services provide both PCS services and IMT-2000 services through the merger between two separate legal entities, KTF and KTICOM during 2003. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.

The Group’s reportable segments consist of separate legal entities that offer different products and services and/or serve different customers. No single customer accounted for revenues in excess of 10% of total revenues. The entities are managed differently since they utilize different technology and marketing strategies and have different capital requirements. Management primarily evaluates the performance of the segments based on operating income (loss).

The Group accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in the “Reconciling Adjustments” line item “Other income (expense), net” include minority interest in earnings of consolidated subsidiaries of (Won)141,910 million and (Won)112,837 million for the six-month periods ended June 30, 2005 and 2006, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of (Won)123,701 million and (Won)80,611 million for the six-month periods ended June 30, 2005 and 2006, respectively. Reconciling adjustments also include reclassification of amortization of goodwill between the line items “Other income (expense), net” and “Operating expenses – depreciation and amortization” in the amount of (Won)65,057 million and (Won)66,413 million for the six-month periods ended June 30, 2005 and 2006, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(29)	Segment Information, Continued

The following table provides information for each operating segment as of and for the six-month period ended June 30, 2005:

	2005 (millions)
	Wireline Communications		PCS Service	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	5,683,022	2,547,335	259,185	—	8,489,542
Intersegment		285,386	380,063	317,935	(983,384)	—

		5,968,408	2,927,398	577,120	(983,384)	8,489,542

Operating expenses:
Depreciation and amortization		979,404	569,475	70,604	44,665	1,664,148
Other		4,040,442	1,945,560	538,078	(993,506)	5,530,574

		5,019,846	2,515,035	608,682	(948,841)	7,194,722

Operating income (loss)		948,562	412,363	(31,562)	(34,543)	1,294,820

Interest income		41,876	4,136	12,157	(8,238)	49,931
Interest expense		(220,577)	(97,206)	(12,125)	8,238	(321,670)
Other income (expenses), net		112,583	23,570	(14,969)	(206,350)	(85,166)

Earnings (loss) before income taxes		882,444	342,863	(46,499)	(240,893)	937,915

Income taxes (benefit)		293,566	35,578	(4,825)	(7,667)	316,652

Net earnings (loss)	(Won)	588,878	307,285	(41,674)	(233,226)	621,263

Total assets	(Won)	18,194,081	7,542,969	1,359,582	(3,102,352)	23,994,280

Capital expenditures	(Won)	717,791	238,993	136,258	(89,869)	1,003,173

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(29)	Segment Information, Continued

The following table provides information for each operating segment as of and for the six-month period ended June 30, 2006:

	2006 (millions)
	Wireline Communications		PCS Service	Miscellaneous	Reconciling Adjustments	Consolidated
Operating revenues:
External customers	(Won)	5,613,183	2,846,153	338,745	—	8,798,081
Intersegment		240,098	357,102	336,172	(933,372)	—

		5,853,281	3,203,255	674,917	(933,372)	8,798,081

Operating expenses:
Depreciation and amortization		961,938	566,173	93,147	56,815	1,678,073
Other		3,656,449	2,313,537	578,321	(951,165)	5,597,142

		4,618,387	2,879,710	671,468	(894,350)	7,275,215

Operating income (loss)		1,234,894	323,545	3,449	(39,022)	1,522,866

Interest income		39,062	9,979	8,222	(3,809)	53,454
Interest expense		(171,603)	(72,049)	(15,077)	3,802	(254,927)
Other income (expenses), net		(73,155)	(7,843)	1,784	(130,872)	(210,086)

Earnings (loss) before income taxes		1,029,198	253,632	(1,622)	(169,901)	1,111,307

Income taxes		277,364	47,751	9,542	37	334,694

Net earnings (loss)	(Won)	751,834	205,881	(11,164)	(169,938)	776,613

Total assets	(Won)	17,492,345	7,948,108	1,516,664	(3,092,997)	23,864,120

Capital expenditures	(Won)	708,665	585,215	53,142	19,210	1,366,232

(30)	Non-cash Financing and Investing Activities

Significant non-cash investing activities for the six-month periods ended June 30, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Change in unrealized gains on available-for-sale due to sales	(Won)	(10,222)	(5,090)
Unrealized gains on available-for-sale securities		3,363	45,316
Available-for-sale securities transferred to equity securities of affiliates		107,909	—
Construction-in-progress transferred to property, plant and equipment		707,081	1,041,265

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(31)	Contribution Payments for Research and Development and Donations

For the six-month periods ended June 30, 2005 and 2006, the Group made donations of (Won)33,119 million and (Won)37,425 million, respectively, to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI) and other institutes. In addition, during 1992, the Company established a labor welfare fund as a separate entity and contributed (Won)25,000 million and (Won)25,800 million for the six-month periods ended June 30, 2005 and 2006, respectively.

(32)	Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. The Company submits a schedule of estimated costs to the MIC on a yearly basis. These costs are subject to review by the MIC before being finalized. For the six-month periods ended June 30, 2005 and 2006, amounts reimbursed to the Company were (Won)30,064 million and (Won)17,027 million, respectively.

(33)	Subsequent Event – Interim Dividend

(a)	Annual Employee Compensation Negotiation

The Company did not recognize additional salaries, or expenses for employee benefits resulting from annual employee compensation negotiations for the six-month period ended June 30, 2006 since negotiation between the Company and Labor Union for the annual employee compensation increase was still in process. In 2005, The Company recognized (Won)145,632 million of additional salaries or expenses for, employee benefits for the six-month period ended June 30, 2005 resulting from annual employee compensation negotiations.

(b)	Retirement of Treasury Stock

Pursuant to the resolution of the Board of Directors’ meeting on March 30, 2006, the Company purchased 5,222,000 shares of treasury stock for (Won)213,664 million and retired these treasury shares though a charge to retained earnings on July 3, 2006.

(c)	Additional Acquisition of KTF’s Shares

In 2006, the Company purchased 12,489,850 shares of common stock of KTF from the market for approximately (Won)356,180 million, which increased the Company’s ownership in KTF from 44.6% as of December 31, 2005 to 50.8% as of September 15, 2006. On August 21, 2006, the Company purchased 11 million shares of common stock in KTF for approximately (Won)314,270 million from the market. Due to this purchase, the Company’s ownership in KTF went over 50%. Accordingly, as of August 21, 2006, the Company began consolidating KTF under U.S. GAAP.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Group’s financial statements are described below.

(a)	Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that any entity over which the Company has significant influence, generally including those in which it owns 20-50% of total outstanding voting stock, should not be consolidated; rather that entity should be accounted for under the equity method accounting. The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation under U.S. GAAP and instead are accounted for under the equity method:

	Percentage of ownership		Carrying value (Millions)
Entity	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006
Listed:
KTF	44.6	48.1	1,947,340	2,175,180
KTSC	36.9	36.9	11,966	11,018

Unlisted:
KTP	44.8	44.8	36,076	33,064
Sidus FNH	42.5	35.7	19,599	19,303

The quoted market values (based on closing Korea Stock Exchange and KOSDAQ prices) of KTF and KTSC shares held by the Company as of June 30, 2006 were (Won)2,873,637 million and (Won)9,928 million, respectively.

As discussed in note 34(d), for the year ended December 31, 2005, the Company recognized an impairment loss amounting to (Won)9,595 million relating to KTSC due to the significant decrease of the quoted market value of KTSC, which was considered other-than-temporary.

In addition, under Korean GAAP, the Company consolidates KTFT (owned 74.9% by KTF), KTFM (owned 51.0% by KTF), KTFI (owned 99.0% by KTF), and BEP (owned 39.0% by KTF) as of June 30, 2006.

Presented below is the summarized combined financial information of the above companies in accordance with Korean GAAP as of December 31, 2005 and June 30, 2006, and for the six-month periods ended June 30, 2005 and 2006.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(a)	Companies Included in Consolidation, Continued

	Millions
	2005		2006
Current assets	(Won)	2,761,977	2,610,834
Other assets		5,931,467	5,811,544

Total assets		8,693,444	8,422,378

Current liabilities		1,913,025	1,932,210
Other liabilities		2,371,085	2,030,417

Total liabilities		4,284,110	3,962,627

Net assets	(Won)	4,409,334	4,459,751

	Millions
	2005		2006
Operating revenues	(Won)	3,143,595	3,443,734
Operating income		409,638	301,757
Net earnings		301,886	176,859

	Millions
	2005		2006
Cash flows provided by operating activities	(Won)	928,585	927,282
Cash flows used in investing activities		(218,761)	(587,921)
Cash flows used in financing activities		(641,963)	(422,040)

Net increase (decrease) in cash and cash equivalents		67,861	(82,679)
Cash and cash equivalents at beginning of period		53,427	352,329

Cash and cash equivalents at end of period	(Won)	121,288	269,650

The Group’s proportionate share of U.S. GAAP adjustments of KTF, KTSC, KTFT, KTFM, KTFI, Sidus FNH, BEP and KTP are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity for the applicable periods. Condensed consolidated balance sheets as of December 31, 2005 and June 30, 2006, and condensed consolidated income statements and condensed statements of cash flows of the Group under U.S. GAAP for the six-month periods ended June 30, 2005 and 2006 are presented elsewhere in note 34.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as a capital adjustment. However, investments in equity securities that do not have readily determinable fair value are stated at cost. For U.S. GAAP purposes, investments in non-marketable equity securities are accounted for under the cost method or the equity method of accounting in accordance with Accounting Principles Board Opinion (“APB”) No. 18.

Under Korean GAAP, available-for-sale securities, whose likelihood of being disposed within one year from the balance sheet date is probable, are classified as current. Under U.S. GAAP, when the disposal of available-for-sale securities within one year is reasonably expected, available-for-sales securities are classified as current.

For U.S. GAAP purposes, the Group accounts for marketable equity and debt investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling in the short term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities, Continued

Information under U.S. GAAP with respect to investments under SFAS No. 115, at December 31, 2005 and June 30, 2006 is as follows:

	2005 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	10,893	7,805	533	18,165
Debt securities (available-for-sale)		961	8	—	969

	(Won)	11,854	7,813	533	19,134

	2006 (millions)
	Cost or amortized cost		Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities (available-for-sale)	(Won)	31,523	54,059	—	85,582
Debt securities (available-for-sale)		2,683	44	—	2,727

	(Won)	34,206	54,103	—	88,309

The proceeds from sales of available-for-sale securities were (Won)906,395 million for the year ended December 31, 2005 and (Won)11,453 million for the six-month period ended June 30, 2006. The realized gains on those sales were (Won)26,184 million for the year ended December 31, 2005 and nil for the six-month period ended June 30, 2006. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(b)	Debt and Equity Securities, Continued

On November 3, 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP nullifies certain requirements of EITF Issue No. 03-1 and supersedes EITF Abstracts, Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue No. 03-1. The Group has not included the disclosure requirements of EITF Issue No. 03-1 related to investments’ gross unrealized losses and fair value, since the amounts were immaterial. These pronouncements are effective for fiscal years beginning after December 15, 2005.

(c)	Business Combinations

Under Korean GAAP, upon acquiring a controlling financial interest in a subsidiary, either the difference between the Company’s cost of an acquired business and the fair value of tangible and identifiable intangible assets acquired or the difference between the cost of an acquired business and the corresponding share of stockholders’ equity (book value) of an acquired business, depending on the availability of fair value information, is presented as goodwill. In addition, acquisitions are accounted for assuming such transactions occur as of the date of the audited or reviewed financial statements of the acquired business which are closest to the date of acquisition.

Under U.S. GAAP, the cost of an acquired business is allocated to the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed, with any excess presented as goodwill and the acquisitions are accounted for as of the date the transaction occurred.

(d)	Goodwill Impairment including Investor-level Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life. The useful life of goodwill cannot exceed 20 years. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life.

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts. The investor-level goodwill is tested for impairment in accordance with APB No. 18. The investor-level goodwill which is recorded only at the investor’s financial statements represents the excess of the acquisition cost of subsidiaries or equity method investees over the fair value of investor’s share of net identifiable assets acquired.

(e)	Equity Method Accounting

Under Korean GAAP, a put and call combination contract should be recorded as the right and obligation of the Company to acquire the shares that are subject to the contract. Accordingly, the Company recorded the right and obligation of the option contract as additional equity investment and long-term payable.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(e)	Equity Method Accounting, Continued

Under U.S. GAAP, the potential equity ownership that may become available to the Company upon exercise of the option is not recorded prior to exercise, as the Company does not have legal ownership of the underlying shares. However, based on the nature of the Company’s arrangement to potentially acquire additional shares in KDB, the Company has resumed recognition of its share of investee losses, and during 2005, recorded losses incurred from the date that its existing investment was reduced to nil. Therefore, the amount recognized in earnings under U.S. GAAP is the same as that recognized under Korean GAAP.

(f)	Additional Equity Investments in and Transactions of Subsidiaries

Under Korean GAAP, subsequent to acquiring a controlling financial interest in a subsidiary, additional equity investments by the Group in subsidiaries stock and other equity transactions of subsidiaries are accounted for assuming such transactions occur as of the date of audited or reviewed financial statements of the acquired subsidiary closest to the date of acquisition. In addition, the difference between the Group’s cost of the acquired additional interest and the corresponding share of stockholders’ equity of the acquired subsidiary is presented as an adjustment to capital surplus.

Under U.S. GAAP, such equity investments in and transactions of affiliates and subsidiaries are recorded and accounted for as of the date the transaction occurs. As a result, the Group has a different basis in its equity investments in the subsidiaries under Korean GAAP as compared to U.S. GAAP. Therefore, any gains or losses recorded by the Group (which are recorded as capital transactions in stockholders’ equity) when an equity investee sells shares of its stock will be different under U.S. GAAP as compared to Korean GAAP. In addition, under U.S. GAAP, the cost of an additional equity interest would be allocated based on the fair value of net tangible and identifiable assets acquired and liabilities assumed, with the excess allocated to goodwill.

(g)	Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property, plant and equipment placed in service at any time in the first half of the year received a full year of depreciation expense, and property, plant and equipment placed in service at any time in the second half of the year received one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT adopted the policy, also acceptable under Korean GAAP, whereby property, plant and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

In 1999, under Korean GAAP, the Company changed its depreciation method for buildings and structures acquired before December 31, 1994, from the declining-balance method to the straight-line method in order to be consistent with the method applied to buildings and structures acquired after January 1, 1995.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(g)	Depreciation, Continued

Under U.S. GAAP, property, plant and equipment is generally depreciated over its estimated useful life in a systematic and rational manner. In addition, the depreciation method in the year of acquisition based on the Company’s in-service dates for its capital additions in 1995 described above, does not comply with U.S. GAAP in that significant depreciation expense is recognized prior to the actual use of the asset. The change in estimated useful lives in 1998, and the changes in 1998 and 1999 from the declining-balance method to the straight-line method would also not be appropriate under U.S. GAAP. Accordingly, adjustments have been reflected for U.S. GAAP purposes for the effect of each of these items.

Under U.S. GAAP, property, plant and equipment is generally depreciated by using the declining-balance method except for the assets of certain subsidiaries, buildings and structures acquired in 1995 and thereafter which are depreciated using the straight-line method.

Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 - 60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10 - 40 years
Machinery and equipment	3 - 10 years
Vehicles	6 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	2- 8 years

(h)	Interest Capitalization

Under Korean GAAP, prior to January 1, 2003, interest was capitalized on borrowings related to the construction of all property, plant and equipment and IMT-2000 frequency usage rights, incurred prior to completing the acquisition, as part of the cost of such assets. Effective January 1, 2003, the Group adopted SKAS No. 7 “Capitalization of Financing Costs”. As allowed by this standard, the Group has elected to expense all interest costs as incurred beginning in 2003.

Under U.S. GAAP, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use. Under U.S. GAAP, details of interest capitalization for the six-month periods ended June 30, 2005 and 2006 are as follows:

	Millions
	2005		2006
Total interest costs incurred	(Won)	227,353	171,544
Less amounts charged to expense		222,317	168,101

Interest capitalized	(Won)	5,036	3,443

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(i)	Intangible Assets

Under Korean GAAP, prior to January 1, 2003, pre-operating costs and research costs were expensed as incurred, and development costs and organization costs were deferred and amortized over estimated useful lives provided such costs are recoverable from future earnings. Effective January 1, 2003, the Group adopted SKAS No. 3 “Intangible Assets”, which requires that organization costs are to be expensed as incurred. In addition, the cumulative effects of organization costs on prior years of this change in accounting method of (Won)1,530 million have been charged to retained earnings and (Won)2,198 million to minority interest as of January 1, 2003. As allowed by the transition clause of the Statement, prior to January 1, 2003, development costs were not applied to the statement. All of these costs are expensed as incurred under U.S. GAAP except for capitalized internal software costs. Therefore, accounting for such costs under Korean GAAP is consistent with U.S. GAAP for periods after adoption of SKAS No. 3, “Intangible Assets”. The Group has capitalized software costs under both Korean and U.S. GAAP amounting to (Won)4,217 million and (Won)22,959 million for the periods ended June 30, 2005 and 2006 respectively. The Group did not capitalize any pre-operating or organization costs for the year ended December 31, 2005 and for the six-month period ended June 30, 2006.

Under U.S. GAAP Identifiable intangible assets as of December 31, 2005 and June 30, 2006, were as follows:

	2005 (Millions)
Amortized intangible assets:	Gross carrying amount		Accumulated amortization	Net amount
Internal-use software	(Won)	487,960	231,246	256,714
Frequency usage rights		125,800	—	125,800
Buildings and facility utilization rights		119,824	52,573	67,251
Other		20,319	8,983	11,336

Total	(Won)	753,903	292,802	461,101

	2006 (Millions)
Amortized intangible assets:	Gross carrying amount		Accumulated amortization	Net amount
Internal-use software	(Won)	526,937	277,390	249,547
Frequency usage rights		125,800	1,824	123,976
Buildings and facility utilization rights		120,486	55,429	65,057
Other		23,517	9,926	13,591

Total	(Won)	796,740	344,569	452,171

Amortization expense:

For the six-month period ended June 30, 2005	(Won)41,588 million
For the six-month period ended June 30, 2006	(Won)47,000 million

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(i)	Intangible Assets, Continued

Estimated amortization expense:

For the fiscal period ending June 30,	Millions
2007	134,125
2008	134,125
2009	76,936
2010	27,612
2011	27,612

The weighted-average amortization period of total amortized intangible assets, internal-use software and utilization rights are 9 years, 6 years and 20 years, respectively. The Group has no identifiable intangible assets that are not subject to amortization.

(j)	Bonds with Warrants

Under Korean GAAP, prior to January 1, 2003, Korean GAAP did not require separate recognition of warrant rights related to bonds with warrants. Effective January 1, 2003, the Group adopted SKAS No. 9, “Convertible Securities” related to bonds with warrants, which requires the separate recognition of the warrant rights. However, as allowed by the transition clause of the statement, the Group continues to present bonds with warrants issued prior to the effective date as a single accounting unit.

Under U.S. GAAP and consistent with SKAS No. 9, “Convertible Securities”, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocation is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.

With respect to the bond with detachable stock warrants issued on January 4, 2002 (note 15), proceeds from bonds with detachable stock warrants were not allocated between debt and stockholders’ equity under Korean GAAP. However, under U.S. GAAP, proceeds net of tax of (Won)13,850 million were allocated to the detachable stock warrants included within stockholders’ equity. The face value of bonds of US$500 million were repaid on January 4, 2005, and the Group does not have any bonds with warrants as of June 30, 2006.

(k)	Revenue Recognition

Under Korean GAAP, non-refundable service installation fees for telephone and initial subscription fees for broadband Internet access and PCS services are recognized as revenue when installation and initiation services are rendered.

Under U.S. GAAP, service installation fees and initial subscription fees related to activation of ongoing services are deferred and recognized as revenue over the expected estimated terms of customer relationships. The Group defers service installation fees and initial subscription fees over the expected terms of the customer relationship. The expected terms of customer relationships for telephone, broadband internet access and PCS services and leased-line service are 15 years, 3 years and 4 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(l)	Costs Associated with Handset Subsidies

Under Korean GAAP, the costs for the handset subsidies, which are provided by the Group to obtain new customer relationships or renew existing customer relationships, are required to be expensed as incurred.

Under U.S. GAAP, based on EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer,” paragraphs 9 and 18, the handset subsidy is recorded as a reduction of revenue on the Group’s income statement.

(m)	Foreign Currency Transactions

Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property, plant and equipment, were included in results of operations. Effective January 1, 2003 the Group adopted SKAS No. 7, “Capitalization of Financing Costs”. As allowed by the standard, the Group elected to include all unrealized foreign currency translation gains and losses (including property, plant and equipment) in the results of operations.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property, plant and equipment and related depreciation expense under Korean GAAP are reversed.

Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Group does not recognize the associated foreign currency translation gain or loss. The redeemed portion of convertible notes is regarded as a monetary liability and subject to foreign currency translation but there is no redeemed portion as of June 30, 2006.

Under U.S.GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(n)	Convertible Notes

Under Korean GAAP, prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and were reported at cost. However, effective January 1, 2003, the Group adopted SKAS No. 9, “Convertible Securities”, which requires that convertible notes are treated as available-for-sale securities and are reported at fair value. The Group recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and the consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation. All the convertible notes, which were issued by KTF in 2002, were redeemed for cash on their maturity date (November 29, 2005).

For U.S. GAAP purposes, convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity. Since KTF is treated as an equity method investment under U.S. GAAP, the equity income of affiliate would include the earnings impact of the above accounting.

(o)	Income Taxes

Under Korean GAAP, through December 31, 2004, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities that are reported in a separate component of stockholders’ equity. Effective January 1, 2005, due to the adoption of SKAS No. 16 “Income Taxes” deferred taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported in a separate component of stockholders’ equity. Consequently, there is no GAAP difference as of December 31, 2005 and June 30, 2006 in terms of deferred taxes on unrealized gains and losses on investment securities. Any income tax refund (payment) attributable to a prior year is included in other income.

Under U.S. GAAP, deferred taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported in other comprehensive income. Any income tax refund (payment) attributable to a prior year is included in income tax benefit (expense).

Under Korean GAAP, recognition of deferred tax benefit from equity in losses of affiliates requires realization of the benefit within the near future, which is generally construed to mean 5 years. The Company does not believe it is probable to realize such benefit within 5 years.

Under U.S. GAAP, deferred tax assets are recognized for an excess of the tax basis over the amount for financial reporting of domestic and foreign investments accounted for on the equity method (except for corporate joint ventures). However, deferred tax assets related to consolidated subsidiaries are recognized only “if it is apparent that the temporary difference will reverse in the foreseeable future.”

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(o)	Income Taxes, Continued

Under Korean GAAP, prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of the adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP as of December 31, 2005 and June 30, 2006.

Under Korean GAAP, in accordance with SKAS No. 16, effective from January 1, 2005, the Group did not recognize deferred income tax liabilities of (Won)37,573 million and (Won)23,164 million related to equity in gains of affiliates as of December 31, 2005 and June 30, 2006, respectively, since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Under U.S. GAAP, deferred tax liabilities are fully recognized for an excess of the amount for financial reporting over the tax basis of an investment in domestic subsidiaries, unless the investment in the subsidiary can be recovered tax-free under local tax laws and management expects that it will ultimately use that means. However, deferred tax liabilities are not recognized in an investment in a more than 50 percent-owned foreign subsidiary that is essentially permanent in duration.

(p)	Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet.

(q)	Other

Korean GAAP requires gains and losses from the sale of assets and impairment write-downs to be included as part of non-operating income (expenses). Under U.S. GAAP, gains and losses from the sale of assets and impairment write-downs are required to be recorded as a component of operating income.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(r)	Comprehensive Income

Under U.S. GAAP, the Group applies the provisions of SFAS No. 130, “Reporting Comprehensive Income”, which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is not required under Korean GAAP. Comprehensive income for the six-month periods ended and accumulated other comprehensive income balances as of June 30, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006	2006 (note 3)
Net earnings as adjusted in accordance with U.S. GAAP	(Won)	642,363	750,148	$790.9
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		33	(2,189)	(2.3)
Unrealized gains on investments:
Unrealized holding gains net of tax of, (Won)1,384 million, and (Won)17,848 million in 2005 and 2006, respectively		3,648	47,054	49.6
Less: reclassification adjustment for gains included in income, net of tax of (Won)(1,877) million in 2005		(4,949)	—	—

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	641,095	795,013	$838.2

Accumulated other comprehensive income (loss) balances:
Foreign currency translation adjustments	(Won)	(2,814)	(8,544)	(9.0)
Unrealized gains on investments		14,264	113,520	119.7

	(Won)	11,450	104,976	$110.7

(s)	Statement of Cash Flows

Statements of cash flows under Korean GAAP include the cash flows of KTF, KTSC, KTFT, KTFI, Sidus FNH, BEP and KTP, which are accounted for under the equity method under U.S. GAAP.

Under Korean GAAP, cash flows from trading securities are included in investing activities, and refundable deposits for telephone installation, guarantee and leasehold deposits and acquisition of additional equity interest in consolidated subsidiaries are included in financing activities. For U.S. GAAP purposes, cash flows from trading securities, refundable deposits for telephone installation and guarantee and leasehold deposits are included in operating activities and cash flows from acquisition of additional equity interests are included in investing activities.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(t)	Recent Changes in U.S. GAAP

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset, Retirement Obligations, an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. This interpretation did not have any impact on the Group’s consolidated financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). This statement amends SFAS No. 133 to permit fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. This statement also eliminates the interim guidance in SFAS No. 133 Implementation Issue D-1, which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133. Finally, this statement amends SFAS No. 140 to eliminate the restriction on the passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This statement is effective for all financial instruments acquired or issued in first fiscal years beginning after September 15, 2006. Management is assessing the potential impact on the Group’s financial condition and results of operations.

In April 2006, the FASB issued FSP FIN 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46R,” which requires the variability of an entity to be analyzed based on the design of the entity. The nature and risks in the entity, as well as the purpose for the entity’s creation are examined to determine the variability in applying FIN 46R, “Consolidation of Variable Interest Entities.” The variability is used in applying FIN 46R to determine whether an entity is a VIE, which interests are variable interests in the entity, and who is the primary beneficiary of the VIE. This statement is effective for all reporting periods beginning after June 15, 2006. The Group believes that the adoption of this statement will not have a significant impact on its financial position or operating results.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management is assessing the potential impact on the Company’s financial condition and results of operations.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(u)	Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards

As described in note 2, the Korean Accounting Standards Board (“KASB”) has published a series of SKAS, which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. Effective January 1, 2005, the Group adopted SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. Effective January 1, 2006, the Group newly adopted SKAS No. 18 “Interests in Joint Ventures”, No. 19 “Lease” and No. 20 “Related Party Disclosures”. The adoption of these standards did not have any impact on net income, stockholders’ equity or balance sheet classification under Korean GAAP as these standards mainly clarified existing standards.

Effective January 1, 2005, the Group adopted SKAS No. 15 “Equity Method Accounting”. The impact of adopting SKAS No. 15 on the reconciliation to U.S. GAAP in 2005 is immaterial as it relates to balance sheet classification.

Effective January 1, 2005, , the Group adopted SKAS No. 16 “Income Taxes”. The impact of adopting SKAS No. 16 on the reconciliation to U.S. GAAP in 2005 is described in footnote 34 (o). In addition, with the adoption of SKAS No. 16 in 2005, there is no longer a GAAP difference in the balance sheet classification of current and non-current deferred taxes between U.S. GAAP and Korean GAAP.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	U.S.GAAP Reconciliations

The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions
	For the six-months periods ended June 30
	2005		2006	2006 (note 3)
Net earnings in accordance with Korean GAAP	(Won)	621,263	776,613	$818.8
Adjustments:
Intangible assets		1,934	—	—
Depreciation		(60,558)	(164,982)	(173.9)
Equity in earnings of equity method affiliates
Reversal of goodwill amortization		65,057	71,982	75.9
Additional acquisitions of equity investees		(20,340)	(20,340)	(21.5)
U.S. GAAP adjustments for equity method affiliates		(3,820)	4,446	4.7
Interest capitalization (including related depreciation), net		7,847	4,776	5.0
Capitalized foreign exchange transactions, net		(65)	105	0.1
Foreign currency translation of convertible notes		222	597	0.6
Service installation fees		(2,206)	12,479	13.2
Convertible notes of KTF		1,267	—	—
Deferred income tax – methodology difference		35,975	46,734	49.3
Deferred income tax effects of U.S. GAAP adjustments		(4,213)	17,738	18.7

		21,100	(26,465)	(27.9)

Net earnings as adjusted in accordance with U.S. GAAP		642,363	750,148	$790.9

Basic earnings per share in accordance with U.S. GAAP	(Won)	3,048	3,538	$3.73

Diluted earnings per share in accordance with U.S. GAAP	(Won)	3,044	3,534	$3.73

Dividend per share in accordance with U.S. GAAP	(Won)	3,000	2,010	$2.12

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	U.S.GAAP Reconciliations, Continued

The following table sets forth the computation of basic and diluted earnings per share:

	Millions, except per share data
	For the six-month periods ended June 30,
	2005		2006	2006 (note 3)
Net earnings available to common shareholders	(Won)	642,363	750,148	$790.9
Dilutive effect of convertible notes		(130)	20	—

		642,233	750,168	790.9

Weighted average outstanding shares of common stock		211	212
Dilutive effect of convertible notes		—	—

Common stock and common stock equivalents		211	212

Basic earnings per share in accordance with U.S. GAAP	(Won)	3,048	3,538	$3.73

Diluted earnings per share in accordance with U.S. GAAP	(Won)	3,044	3,534	$3.73

Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted-average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the convertible notes. Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater than the average market price of the shares and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(v)	U.S.GAAP Reconciliations, Continued

	Millions
	Year ended December 31,		Period ended June 30,
	2005		2006	2006 (note 3)
Stockholders’ equity in accordance with Korean GAAP	(Won)	10,350,106	10,358,518	$10,920.9
Adjustments:
Accumulated depreciation		(151,563)	(316,545)	(333.7)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization		520,452	592,434	624.6
Different useful life of intangibles		111,631	111,631	117.7
Additional acquisitions of equity investees		264,294	303,385	319.8
Impairment loss relating to equity investee		(1,462,443)	(1,462,443)	(1,541.8)
Goodwill impairment		(12,947)	(12,947)	(13.6)
U.S. GAAP adjustments of equity method affiliates		46,719	51,165	54.0
Interest capitalization, net		(14,858)	(10,082)	(10.6)
Capitalized foreign exchange transactions, net		(3,247)	(3,142)	(3.3)
Foreign currency translation of convertible notes		3,412	4,009	4.2
Deferred service installation fees		(469,623)	(457,144)	(482.0)
Deferred tax effects of U.S. GAAP adjustments		348,122	349,516	368.5
Deferred tax-methodology difference		333,199	385,277	406.2
Minority interests		(2,518,213)	(2,401,568)	(2,532.0)

		(3,005,065)	(2,866,454)	(3,022.0)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	(Won)	7,345,041	7,492,064	$7,898.9

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(w)	Condensed Consolidated U.S. GAAP Financial Information

Consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	Year ended December 31,		Period ended June 30,
	2005		2006	2006 (note 3)
Assets

Current assets
Notes and accounts receivable - trade	(Won)	1,576,922	1,630,101	$1,718.6
Other current assets		2,176,761	1,845,403	1,945.6

Total current assets		3,753,683	3,475,504	3,664.2

Investments		2,180,237	2,470,211	2,604.3
Property, plant and equipment, net		10,677,476	10,248,481	10,804.9
Other assets		1,771,916	1,762,606	1,858.4

	(Won)	18,383,312	17,956,802	$18,931.8

Liabilities

Current liabilities
Notes and accounts payable - trade	(Won)	793,948	659,465	$695.3
Other current liabilities		2,625,824	2,443,046	2,575.7

Total current liabilities		3,419,772	3,102,511	3,271.0

Long-term debt, excluding current portion		5,659,000	5,408,615	5,702.3
Other long-term liabilities		1,868,671	1,866,847	1,968.2

Total liabilities		10,947,443	10,377,973	10,941.5

Minority interest in consolidated subsidiaries		90,828	86,765	91.4

Stockholders’ equity		7,345,041	7,492,064	7,898.9

	(Won)	18,383,312	17,956,802	$18,931.8

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(w)	Condensed Consolidated U.S. GAAP Financial Information, Continued

Condensed consolidated income statements in accordance with U.S. GAAP for the six-month periods ended June 30, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006	2006 (note 3)
Operating revenues	(Won)	6,141,348	6,087,060	$6,417.6
Cost of services		4,623,680	4,401,219	4,640.2

Gross profit		1,517,668	1,685,841	1,777.4

Selling, general and administration expenses		684,829	614,376	647.7
Other operating expense, net		23,581	7,591	8.0

Operating income		809,258	1,063,874	1,121.7
Other income (expense)		106,197	(79,214)	(83.6)

Earnings before income tax and minority interest		915,455	984,660	1,038.1
Income tax		273,390	230,324	242.8

Earnings before minority interest		642,065	754,336	795.3

Minority interest in (losses) earnings of consolidated subsidiaries		(298)	4,188	4.4

Net earnings	(Won)	642,363	750,148	$790.9

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(w)	Condensed Consolidated U.S. GAAP Financial Information, Continued

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the six-month periods ended June 30, 2005 and 2006 were as follows:

	Millions
	2005		2006	2006 (note 3)
Beginning of period	(Won)	6,660,032	7,345,041	$7,743.8
Net earnings		642,363	750,148	790.9
Foreign currency translation adjustments		33	(2,189)	(2.3)
Unrealized gains (losses) on investments, net of tax		(1,301)	47,054	49.6
Sale (retirement) of treasury stock, net		—	(213,664)	(225.3)
Dividends		(421,518)	(426,113)	(449.2)
Other, net of tax of		939	(8,213)	(8.6)

Ending balance	(Won)	6,880,548	7,492,064	$7,898.9

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the six-month periods ended June 30, 2005 and 2006, respectively, are set out below:

	Millions
	2005		2006	2006 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	642,363	750,148	$790.9
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		1,122,763	1,212,189	1,278.0
Provision for doubtful accounts		40,453	32,061	33.8
Loss on disposal of property, plant and equipment		13,808	21,210	22.4
Equity in gains of affiliates including intangible asset amortization		(118,844)	(68,160)	(71.9)
Deferred income tax benefit		(2,196)	(54,838)	(57.8)
Gain on disposal of available-for-sale securities		(54,619)	(3,258)	(3.4)
Gain on foreign currency translations, net		(28,576)	(65,622)	(69.2)
Changes in assets and liabilities:
Retirement and severance benefits		80,323	78,262	82.5
Trade notes and accounts receivable		38,779	(68,251)	(72.0)
Inventories		(28,481)	19,953	21.0
Notes and accounts payable – trade		(117,405)	(58,527)	(61.7)
Advance receipts from customers		(28,398)	(107)	(0.1)
Income taxes payable		(12,737)	162,024	170.8
Prepaid expenses		(40,733)	(46,165)	(48.7)
Withholdings		15,650	17,573	18.5
Accrued expenses		473,540	142,596	150.3
Accounts payable-other		(120,217)	(233,420)	(246.1)
Refundable deposits of telephone installation		(78,115)	(27,144)	(28.6)
Other, net		(7,638)	(50,176)	(52.8)

Net cash provided by operating activities		1,789,720	1,760,348	1,855.9

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(w)	Condensed Consolidated U.S. GAAP Financial Information, Continued

	Millions
	2005		2006	2006 (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	(Won)	(859,546)	(778,822)	$(821.1)
Proceeds from sale of property, plant and equipment		15,682	26,568	28.0
Decrease (increase) in short-term financial instruments		838,210	(18,122)	(19.1)
Proceeds from the sale of available-for-sale securities		473,188	12,120	12.8
Proceeds from the sale of equity security of affiliates		49,302	60,335	63.6
Proceeds from maturity on held-to-maturity securities		676	287	0.3
Purchase of available-for-sale securities		(209,052)	(18,735)	(19.8)
Purchase of equities security of affiliates		—	(214,024)	(225.6)
Other, net		(69,821)	30,684	32.4

Net cash provided by (used in) investing activities		238,639	(899,709)	(948.5)

Cash flows from financing activities:
Payment of dividends		(421,518)	(426,663)	$(449.8)
Increase in short-term borrowings, net		131,048	29,564	31.2
Repayments of long-term debt		(3,356,785)	(839,697)	(885.3)
Proceeds from long-term debt		988,668	205,465	216.6
Reacquisition of treasury stock		21	(213,664)	(225.3)
Other, net		(3,628)	1,079	1.1

Net cash used in financing activities		(2,662,194)	(1,243,916)	(1,311.5)

Net increase in cash and cash equivalents from change of subsidiaries in consolidated financial statements		13,353	—	—

Decrease in cash and cash equivalents		(620,482)	(383,277)	(404.1)

Cash and cash equivalents at beginning of period		1,702,502	1,194,314	1,259.2

Cash and cash equivalents at end of period	(Won)	1,082,020	811,037	$855.1

Supplemental schedule
Interest payments	(Won)	220,225	182,007	$191.9
Income tax payments		263,714	120,921	127.5

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(x)	Additional U.S. GAAP Disclosures

In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%.

The components of income tax expense for the six-month periods ended June 30, 2005 and 2006 were as follows:

	Millions
	2005		2006	2006 (note 3)
Current income tax expense	(Won)	275,586	289,715	$305.4
Deferred income tax benefit		(2,196)	(59,391)	(62.6)

Income tax expense	(Won)	273,390	230,324	$242.8

Substantially all income before income taxes and related income tax expense is attributable to domestic operations. The charge for income taxes using statutory tax rates differs from the actual charge for the six-month periods ended June 30, 2005 and 2006, for the following reasons:

	Millions
	2005		2006	2006 (note 3)
Charge for income taxes at statutory tax rates	(Won)	271,890	270,782	$285.5
Prior years’ income tax additional payments		17,261	8,533	9.0
Nondeductible expenses		31,334	15,451	16.3
Nontaxable income		(2,465)	(25,708)	(27.2)
Investment tax credits		(44,630)	(38,734)	(40.8)

Actual charge for income taxes	(Won)	273,390	230,324	$242.8

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 29.9% and 23.4% for the six-month periods ended June 30, 2005 and 2006, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(x)	Additional U.S. GAAP Disclosures, Continued

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2005 and June 30, 2006 computed under U.S. GAAP, and a description of financial statement items that created these differences were as follows:

	Millions
	Year ended December 31,		Period ended June 30,
	2005		2006	2006 (note 3)
Deferred tax assets:
Allowance for doubtful accounts	(Won)	114,717	113,519	$119.7
Refundable deposits for telephone installation		16,215	15,908	16.8
Investment securities		26,635	5,917	6.2
Inventories		7,635	5,957	6.3
Property, plant and equipment		7,976	63,740	67.2
Unearned income		129,146	125,714	132.5
Equity securities of affiliates		474,074	479,108	505.1
Tax credit carryforwards		39,203	—	—
Loss carryforwards		20,088	18,375	19.4
Other		30,799	70,697	74.6

Total deferred tax assets		866,488	898,935	947.8

Deferred tax liabilities:
Investment securities		(14,898)	(14,878)	(15.7)
Accrued interest income		(173)	(800)	(0.8)

Total deferred tax liabilities		(15,071)	(15,678)	(16.5)

Net deferred tax assets	(Won)	851,417	883,257	$931.3

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Group will realize the benefits of these deductible differences and tax carryforwards.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(Unaudited)

(34)	Reconciliation to United States Generally Accepted Accounting Principles, Continued

(x)	Additional U.S. GAAP Disclosures, Continued

Gross and net property, plant and equipment under U.S. GAAP at December 31, 2005 and June 30, 2006 are summarized as follows:

	Millions
	Year ended December 31,		Period ended June 30,
	2005		2006	2006 (note 3)
Gross property, plant and equipment	(Won)	36,265,974	36,545,449	$38,529.7
Accumulated depreciation		25,588,498	26,296,968	27,724.8

Net property, plant and equipment	(Won)	10,677,476	10,248,481	$10,804.9

The Group expects to pay the following future benefits to its employees upon their normal retirement age:

For the fiscal period ending June 30,	Millions
2007	(Won)	2,868
2008		4,527
2009		7,041
2010		13,142
2011		18,414
2012-2016		249,357

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Group before their normal retirement age.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director